                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d OF THE
                        SECURITIES EXCHANGE ACT OF 1934


                               dated May 1, 1997

                               BAAN COMPANY N.V.


                              Vanenburgerallee 13
                                 3882 RH Putten
                                The Netherlands
                                      and
                              4600 Bohannon Drive
                           Menlo Park, California USA
                    (Address of principal executive offices)


        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                Form 20-F  X    Form 40-F
                          ---             ---

        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

                Yes      No  X
                    ---     ---

        If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

                82- N.A.
                   -----

                               BAAN COMPANY N.V.

                                    FORM 6-K


                               TABLE OF CONTENTS


Print advertisement in the national edition of The Wall Street Journal on May 1, 1997.

Invitation to attend the Annual General Meeting of Shareholders of Baan Company N.V.

Agenda of the Annual General Meeting of Shareholders.

Explanatory Notes to the Agenda (including Exhibit 1).

Annual Report and Statutory Annual Accounts 1996 (prepared as required by Netherlands law).

Annual Report "1996 Year in Review."

Notice of Annual General Shareholders' Meeting and 1997 Proxy Card for New York Registry Shares.

Annual Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.*

-------------------
* Incorporated by reference to the Annual Report (Commission File No. 0-26052) on Form 20-F filed on April 29, 1997.

                                   SIGNATURES


        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

                     BAAN COMPANY N.V.


                     By: /s/Wim H. Heijting
                         ---------------------------------------------------
                         Wim H. Heijting
                         General Counsel and Secretary to the Board of Directors


Date:  May 1, 1997

                               BAAN COMPANY N.V.
                     ANNUAL GENERAL MEETING OF SHAREHOLDERS

Shareholders of Baan Company N.V. (the "Company") and usufructuaries and pledgees that may exercise voting rights on shares of the Company, are hereby invited to attend the Annual General Meeting of Shareholders of the Company (the "Meeting") to be held at the Company's Conference Center "De Kamphorst", Apeldoornestraat 131, Voorthuizen, The Netherlands, on Tuesday, May 20, 1997 at
2.00 p.m., local time.

                                     AGENDA

A.      Opening

B.      Items of Business:

        1. Approval of the Annual Report of the Board of Managing Directors for the year ended December 31, 1996.

        2. Adoption of the Company's Statutory Annual Accounts for the year ended December 31, 1996.

        3. Approval of the addition of the Company's net income for the year ended December 31, 1996 to the retained earnings.

        4. Amendment of Article 37 of the Company's Articles of Association so as to extend the list of places and municipalities where a shareholders' meeting may be held.

        5. (Re-)appointment of members of the Board of Managing Directors and the Board of Supervisory Directors.

        6. Ratification of amendment to the Company's 1993 Stock Option Plan to increase the number of shares authorized for issuance thereunder.

        7. Renewal of the power of the Board of Managing Directors to issue shares pursuant to Article 8, paragraph 1 of the Articles of Association of the Company.

        8. Renewal of the power of the Board of Managing Directors to exclude or limit preemptive rights pursuant to Article 8, paragraph 5 of the Articles of Association of the Company.

        9. Renewal of the authorization of the Board of Managing Directors to have the Company acquire shares in its own capital pursuant to Article 10, paragraph 4 of the Articles of Association of the Company.

       10. Any other business as may properly come before the Meeting or any adjournment thereof.

C.      Closing

The Agenda for the Meeting and Explanatory Notes thereto, including the draft Notarial Deed of Amendment of the Articles of Association of the Company, are available free of charge for inspection and obtainable by the shareholders, usufructuaries and pledgees that may exercise voting rights, at the offices of the Company in Baron van Nagellstraat 89, Barneveld, The Netherlands, and in 4600 Bohannon Drive, Menlo Park, California 94025, United States of America, at the offices of ABN AMRO Bank N.V. and Citibank referred to below and at the Public Reference Facilities maintained by the Securities and Exchange Commission in Washington, DC. Copies of such material can be obtained from the Public Reference Section of the Commission, Washington, DC 20549, United States of America, at prescribed rates.

In order to attend and to exercise their rights at the Meeting, holders of bearer shares and usufructuaries and pledgees that may exercise voting rights on bearer shares, are required to deposit no later than Tuesday, May 13, 1997 (before 4.00 p.m. local time) until after closing of the Meeting their share certificates or a deposit certificate issued in respect of such shares by a banking institution, against issuance of a receipt, at the offices of ABN AMRO Bank N.V., Herengracht 595, Amsterdam, The Netherlands, or at the offices of Citibank - WWSS Investor Services, c/o Citicorp Data Distribution, Inc., P.O. Box 1429, Paramus, New Jersey 07653, United States of America. Only such receipt shall entitle the shareholder, usufructuary or pledgee with voting rights, to attend the Meeting.

In order to attend and to exercise their rights at the Meeting, holders of registered shares and usufructuaries and pledgees that may exercise voting rights on registered shares, are required to notify the Company in writing of their intention to attend the Meeting no later than Tuesday, May 13, 1997 (before 4.00 p.m. local time) by delivering such notification to offices of the Company in Barneveld, ABN AMRO Bank N.V. or Citibank, together with a specification of the numbers of the share certificates which may have been issued in respect of such shares. Upon timely receipt of such notification, the shareholder, usufructuary or pledgee with voting rights, shall be provided with an admission ticket for the Meeting. A shareholder, usufructuary or pledgee with voting rights may only exercise his rights at the Meeting in respect of the shares which are registered in his name on both the time of such notification and the date of the Meeting.

The right of a shareholder, usufructuary or pledgee with voting rights to attend and vote at the Meeting can be exercised on his behalf by a person who is authorized in writing to do so. The written proxy must be deposited no later than at the time, and at the place, indicated above for bearer shares (or a deposit certificate). Holders of registered shares will be sent a proxy card which can be used for such purpose; proper completion and timely return of the proxy card by holders of registered shares, together with a specification of the numbers of any share certificates issued in respect of their shares, constitutes proper notice of intent to attend by proxy for the purposes hereof.

Management Board of Baan Company N.V.

Barneveld, The Netherlands
May 1, 1997

                                                                            LOGO

                               BAAN COMPANY N.V.

May 1, 1997

To the Shareholders of Baan Company N.V.

     You are hereby invited to attend the Annual General Meeting of Shareholders of Baan Company N.V., a Netherlands corporation (the "Company"), on Tuesday, May 20, 1997, at 2:00 p.m., local time, at the Company's Conference Center "De Kamphorst", Apeldoornsestraat 131, Voorthuizen, The Netherlands.

     Included herewith are (i) the Agenda for the Annual General Meeting of Shareholders and Explanatory Notes thereto, (ii) the Company's Annual Report and Statutory Annual Accounts for the year ended December 31, 1996, each prepared as required by Netherlands law, (iii) the Annual Report "1996 Year In Review", (iv) the draft notarial Deed of Amendment of the Articles of Association of the Company, (v) the Company's Annual Report on Form 20-F as filed with the U.S. Securities and Exchange Commission, including audited financial statements as of December 31, 1995 and 1996 and for the years ending December 31, 1994, 1995 and 1996 prepared in accordance with U.S. generally accepted accounting principles, and (vi) a proxy card for use in connection with the Annual General Meeting of Shareholders.

                                          Yours sincerely,

                                          Baan Company N.V.,
                                          on behalf of the Board of Managing
                                          Directors

                                          /s/ Jan Baan
                                          Jan Baan
                                          Chairman of the Board of Managing
                                          Directors and Chief Executive Officer

                               BAAN COMPANY N.V.

                                     AGENDA

                     ANNUAL GENERAL MEETING OF SHAREHOLDERS

     Annual General Meeting of Shareholders (the "Meeting") of Baan Company N.V. (the "Company") to be held at the Company's Conference Center "De Kamphorst", Apeldoornsestraat 131, Voorthuizen, The Netherlands, on Tuesday, May 20, 1997 at 2:00 p.m. local time.

     A. Opening

     B. Items of business:

         1. Approval of the Annual Report of the Board of Managing Directors for the year ended December 31, 1996.

         2. Adoption of the Company's Statutory Annual Accounts for the year ended December 31, 1996.

         3. Approval of the addition of the Company's net income for the year ended December 31, 1996 to the retained earnings.

         4. Amendment of Article 37 of the Company's Articles of Association so as to extend the list of places and municipalities where a shareholders' meeting may be held.

         5. (Re-)appointment of members of the Board of Managing Directors and the Board of Supervisory Directors.

         6. Ratification of amendment to the Company's 1993 Stock Option Plan to increase the number of shares authorized for issuance thereunder.

         7. Renewal of the power of the Board of Managing Directors to issue shares pursuant to Article 8, paragraph 1 of the Articles of Association of the Company.

         8. Renewal of the power of the Board of Managing Directors to exclude or limit preemptive rights pursuant to Article 8, paragraph 5 of the Articles of Association of the Company.

         9. Renewal of the authorization of the Board of Managing Directors to have the Company acquire shares in its own capital pursuant to
            Article 10, paragraph 4 of the Articles of Association of the Company.

        10. Any other business as may properly come before the Meeting or any adjournment thereof.

     C. Closing

     The foregoing items of business are more fully described in the Explanatory Notes to the Agenda.

                               BAAN COMPANY N.V.

                  1997 ANNUAL GENERAL MEETING OF SHAREHOLDERS

                            ------------------------

                          EXPLANATORY NOTES TO AGENDA

I. GENERAL

     The enclosed Proxy is solicited on behalf of Baan Company N.V., a Netherlands corporation (the "Company"), for use at the Annual General Meeting of Shareholders (the "Meeting") to be held on Tuesday, May 20, 1997, at 2.00 p.m. local time, or at any adjournment thereof, for the purposes set forth herein, and in the accompanying Agenda. The Meeting will be held at the Company's Conference Center "De Kamphorst", Apeldoornsestraat 131, Voorthuizen, The Netherlands. The Company's telephone number is 011-31-342-428 888.

     The proxy solicitation materials were mailed on or about May 1, 1997, to all holders of registered shares as of April 18, 1997.

II. VOTING AND ATTENDANCE

     In order to attend the Meeting and exercise their rights at the Meeting (in person or by proxy):

          (i) Holders of bearer shares and usufructuaries and pledgees that may exercise voting rights on bearer shares, are required to deposit on or prior to Tuesday, May 13, 1997 (before 4:00 p.m. local time) until after closing of the Meeting their share certificates or a deposit certificate issued in respect of such shares by a banking institution, against issuance of a receipt, at the offices of ABN AMRO Bank N.V., Herengracht 595, Amsterdam, The Netherlands or at the offices of Citibank - WWSS Investor Services, c/o Citicorp Data Distribution, Inc., P.O. Box 1429, Paramus, New Jersey 07653, United States of America. Only such receipt shall entitle the shareholder, usufructuary or pledgee with voting rights, to attend the Meeting.

          (ii) Holders of registered shares and usufructuaries and pledgees that may exercise voting rights on registered shares, are required to notify the Company in writing of their intention to attend the Meeting on or prior to Tuesday, May 13, 1997 (before 4:00 p.m. local time) by delivering such notification to the offices of the Company at Baron van Nagellstraat 89, Barneveld, The Netherlands or at 4600 Bohannon Drive, Menlo Park, California 94025, United States of America or to one of the abovementioned offices of ABN AMRO Bank N.V. or Citibank, together with a specification of the numbers of any share certificates which have been issued in respect of such shares. Upon timely receipt of such notification, the shareholder, usufructuary or pledgee with voting rights, shall be provided with an admission ticket for the Meeting. A shareholder, usufructuary or pledgee with voting rights may only exercise his rights at the Meeting in respect of the shares which are registered in his name at both the time of notification and the date of the Meeting.

     The Meeting decides whether other persons than the ones indicated above can attend the Meeting.

     The right of a shareholder, usufructuary or pledgee with voting rights to attend and vote at the Meeting can be exercised on his behalf by a person who is authorized in writing to do so. The written proxy must be deposited no later than at the time, and at the place, indicated above for bearer shares (or a deposit certificate). Holders of registered shares will be sent a proxy card which can be used for such purpose; proper completion and timely return of the proxy card by holders of registered shares, together with a specification of the numbers of any share certificates issued in respect of their shares (see above), constitutes proper notice of intent to attend by proxy for the purposes hereof.

     All holders of voting rights or their representatives will have to sign an attendance list at the Meeting.

     Each proposal requires the approval of the majority of the votes cast, with the exception of the proposal to extend the appointment of the Board of Managing Directors as the corporate body authorized to exclude or restrict preemptive rights, which proposal requires a majority of at least two/thirds of the votes cast in the event that less than one half of the outstanding shares is represented at the Meeting. Each share entitles to one vote.

     The cost of soliciting proxies will be borne by the Company. The Company has retained the services of Skinner & Co., a proxy solicitation firm, to aid in the solicitation of proxies from brokers, bank nominees and other institutional owners, on terms customary for such services, for a fee not expected to exceed $2,500. In addition, the Company may reimburse brokerage firms and other persons representing beneficial owners of shares for their expenses in forwarding solicitation materials to such beneficial owners. Proxies may also be solicited by certain of the Company's directors, officers and regular employees, without additional compensation, personally or by telephone or telegram.

     Any proxy given pursuant to this solicitation may be revoked by the person giving it at any time before its use by delivering to the Secretary of the Company a written notice of revocation or a duly executed proxy bearing a later date or by attending the Meeting and voting in person.

III. EXPLANATORY NOTES TO AGENDA ITEMS

Explanatory Note to Items 1, 2 and 3 -- Approval of Annual Report, Adoption of Statutory Annual Accounts and Approval of Addition of the Company's Net Income to Retained Earnings.

     The shareholders are being asked (i) to approve the Company's Annual Report for the year ended December 31, 1996 (ii) to adopt the Company's Statutory Annual Accounts for the year ended December 31, 1996 (each of the Annual Report and the Statutory Annual Accounts having been prepared in accordance with Netherlands law), and (iii) to approve the addition of the Company's net income for the year ended December 31, 1996 to the retained earnings, as is reflected in the Statutory Annual Accounts.

     The Annual Report and the Statutory Annual Accounts have been previously approved by the Board of Managing Directors and the Board of Supervisory Directors of the Company. Copies of the Annual Report and of the Statutory Annual Accounts have been deposited for inspection by the shareholders at the Company's offices at Baron van Nagellstraat 89, Barneveld, the Netherlands and at the offices of ABN Amro Bank N.V., Herengracht 595, Amsterdam, The Netherlands. Copies are also included herewith. Included in the Statutory Annual Accounts is the report of Moret Ernst & Young Accountants, the Company's independent auditors.

Explanatory Note to Item 4 -- Amendment of Article 37 of the Company's Articles of Association so as to extend the list of places and municipalities where a shareholders' meeting may be held.

     At the proposal of the Board of Managing Directors, approved by the Supervisory Board, the shareholders are requested in this Meeting to approve the amendment of Article 37 of the Company's Articles of Association substantially in accordance with the draft Notarial Deed of Amendment attached to these Explanatory Notes as Exhibit 1, to allow the Board of Managing Directors more flexibility in choosing a location for a shareholders' meeting.

     In connection herewith, the shareholders are requested in this Meeting to authorize each member of the Board of Managing Directors, as well as Mr. W.H. Heijting, Secretary to the Board, to have the Notarial Deed of Amendment passed, to incorporate any changes in the proposed amendment of the Company's Articles of Association which will be required to obtain the necessary "statement of no-objections" (verklaring van geen bezwaar) from the Dutch Ministry of Justice and/or in connection with the consultation with the Amsterdam Stock Exchange (AEX Effectenbeurs), and furthermore to take any other action that is necessary in order to effectuate the amendment of the Company's Articles of Association including, but not limited to, the passing by a Dutch civil law notary of the necessary notarial deed.

Explanatory Note to Item 5 -- (Re-)appointment of members of the Board of Managing Directors and Board of Supervisory Directors

     The shareholders are asked to (re-)appoint:

        (i) a Board of Managing Directors (the "Management Board") consisting of:

             (a) Jan Baan, with the titles of Chairman and Chief Executive Officer of the Company;

             (b) Tom C. Tinsley, with the titles of President and Chief Operating Officer; and

             (c) Amal M. Johnson, with the title of Executive Vice President, Baan Affiliates & Marketing;

          (ii) a Board of Supervisory Directors (the "Supervisory Board") consisting of:

             (a) J.G. Paul Baan, Chairman;

             (b) William O. Grabe;

             (c) David C. Hodgson;

             (d) Graham J. Sharman; and

             (e) J.C. (Hans) Wortmann.

     The (re-)appointment of these persons for the respective positions will be valid until the next annual general meeting of shareholders or until a successor has been appointed.

     Certain information regarding the nominees is set forth below.

                                                                                      DIRECTOR
   NAME OF NOMINEE                     PRINCIPAL OCCUPATION                   AGE      SINCE
----------------------  --------------------------------------------------    ----    --------
BOARD OF MANAGING
  DIRECTORS
Jan Baan                Managing Director, Chairman of the Board of            51       1978
                        Managing Directors, Chief Executive Officer.
Amal M. Johnson         Nominee as Managing Director, Executive Vice           44        N/A
                        President, Baan Affiliates & Marketing.
Tom C. Tinsley          Managing Director, President, Chief Operating          43       1996
                        Officer
BOARD OF SUPERVISORY
  DIRECTORS
J.G. Paul Baan          Chairman of the Board of Supervisory Directors of      46       1982
                        the Company; President of Baan Investment B.V.
William O. Grabe        Supervisory Director of the Company; Managing          59       1995
                        Member, General Atlantic Partners, LLC.
David C. Hodgson        Supervisory Director of the Company; Managing          40       1995
                        Member, General Atlantic Partners, LLC.
Graham J. Sharman       Supervisory Director of the Company; Professor of      58       1995
                        International Distribution Logistics at the
                        Technical University of Eindhoven in The
                        Netherlands.
J.C. (Hans) Wortmann    Supervisory Director of the Company; Professor at      46       1995
                        the School of Technology Management of the
                        Technical University of Eindhoven in The
                        Netherlands.

     JAN BAAN founded the Company's business in May 1978 and has been its Chairman of the Board of Managing Directors and Chief Executive Officer since the Company's inception.

     AMAL M. JOHNSON joined the Company as President of Baan USA, Inc., a subsidiary of the Company, in October 1994. In February 1995, Ms. Johnson was additionally named Vice President, Americas Operations of the Company and in January 1996 she was promoted to Executive Vice President, Americas Operations. In January 1997, Ms. Johnson was appointed as acting Managing Director and Executive Vice President, Baan Affiliates & Marketing, pending approval of such appointment at this Meeting. Ms. Johnson was President of ASK Computer Systems, a division of the ASK Group, Inc., a provider of ERP systems, from August 1993 to June 1994. From February 1977 to June 1993, Ms. Johnson held a number of management positions at IBM, most recently as Trading Area General Manager.

     TOM C. TINSLEY joined the Company in November 1995 acting as Managing Director, President and Chief Operating Officer. This appointment as Managing Director was approved at the Annual General Meeting of Shareholders in April 1996. Previously Mr Tinsley was a director of McKinsey & Co., a management consulting firm, for eighteen years, where he headed the firm's global information technology practice. While with McKinsey & Co., Mr Tinsley served key clients in the electronics and information technology sectors in the United States of America, Scandinavia and The Netherlands.

     J.G. PAUL BAAN joined the Company's business in January 1982 and was named Managing Director of the Company's Netherlands operating subsidiary in January 1986. In January 1994 he was named Chief Operating Officer, in January 1995 he was appointed Vice Chairman and Managing Director and in October 1995 he was appointed President. In April 1996 he resigned as Managing Director of the Company and was appointed Chairman of the Board of Supervisory Directors.

     WILLIAM O. GRABE became a Supervisory Director of the Company in May 1995 and served as Chairman of the Board of Supervisory Directors until April 1996. Mr Grabe is a Managing Member of General Atlantic Partners, LLC. and has been affiliated with General Atlantic Partners, LLC. since April 1992. From 1984 until March 1993, Mr Grabe was a Corporate Vice President at IBM. Mr Grabe is also a director of Integrated Systems Solutions Corp., a wholly owned subsidiary of IBM; Gartner Group, Inc. a provider of information technology research and analysis; Centura Corporation, a client/server software company; the Coda Group, plc, a financial applications software company; Marcam Corporation, a process manufacturing application software company; and several other companies in the computer software and services industry, including companies in which General Atlantic Partners or one of its affiliates is an investor.

     DAVID C. HODGSON became a Supervisory Director of the Company in May 1995. Mr Hodgson has been a Managing Member of General Atlantic Partners, LLC. since its formation in 1989. Mr Hodgson also serves as a director of Walker Interactive, a financial applications software company; and several other companies in the computer software and services industry, including companies in which General Atlantic Partners, LLC. or one of its affiliates is an investor.

     GRAHAM J. SHARMAN became a Supervisory Director of the Company in May 1995. Mr Sharman has been a director of McKinsey & Co. since 1984, and since July 1994 has been Professor of International Distribution Logistics at the Technical University of Eindhoven in The Netherlands.

     J.C. (HANS) WORTMANN became a Supervisory Director of the Company in May 1995. Mr Wortmann has been a Professor at the School of Technology Management of the Technical University of Eindhoven in The Netherlands. Mr Wortmann is a member of the Board of Directors of the Foundation of Mental Health, Eindhoven, The Netherlands.

     Principal Share Ownership. On the record date, April 18, 1997, an aggregate of 90,921,365 shares of the Company's Common Shares were issued and outstanding. The following table sets forth the beneficial ownership of the Company's Common Shares as of April 18, 1997, as to (i) each person who is known by the Company to own beneficially more than 10% of the outstanding Common Shares, (ii) each member of the Board of Managing Directors, each member of the Board of Supervisory Directors and each nominee for election to the Board of Managing Directors or Board of Supervisory Directors and (iii) the listed principal shareholders together with all directors and executive officers of the Company as a group:

                                                                                      APPROXIMATE
                                                                SHARES BENEFICIALLY     PERCENT
               NAME AND ADDRESS OF BENEFICIAL OWNER                  OWNED(1)            OWNED
    ----------------------------------------------------------  -------------------   -----------
    Baan Investment B.V.(2)...................................       38,788,980          42,66%
      Baron van Nagellstraat 89
      3771 LK Barneveld
      The Netherlands
    General Atlantic Partners(3)..............................        7,828,645           8,61%
    Jan Baan(4)...............................................          227,323           *
    J.G. Paul Baan(4).........................................          227,323           *
    Tom C. Tinsley(5).........................................          446,503           *
    William O. Grabe(6).......................................          261,818           *
    David C. Hodgson(7).......................................          253,818           *
    Amal M. Johnson(8)........................................           39,557           *
    Graham J. Sharman(9)......................................           26,347           *
    J.C. (Hans) Wortmann(10)..................................            9,826           *
    All named principal shareholders, and directors and
      executive officers as a group (22 persons)(11)..........       49,509,312          54,45%

---------------

 *  Less than one percent

(1) Applicable percentage of ownership is based on 90,921,365 Common Shares outstanding as of April 18, 1997, together with applicable options and warrants for such shareholder. Beneficial ownership is determined in accordance with the rules of the U.S. Securities and Exchange Commission, and includes voting and investment power with respect to shares. Shares subject to options and warrants currently exercisable or exercisable within 60 days after April 18, 1997, are deemed outstanding for computing the percentage ownership of the person holding such options and warrants, but are not deemed outstanding for computing the percentage of any other person.

(2) See note (4).

(3) Includes 7,443,188 shares held by General Atlantic Partners V, L.P.; 385,457 shares held by GAP Coinvestment Partners, L.P. The general partner of General Atlantic Partners V, L.P. is General Atlantic Partners, LLC, a Delaware limited liability company. Includes 750,000 shares subject to an option granted by General Atlantic Partners V, L.P. and GAP Coinvestment Partners, L.P. to third parties unaffiliated with the Company. The managing members of General Atlantic Partners, LLC, are Steven A. Denning, David C. Hodgson, Stephen P. Reynolds, J. Michael Cline, William O. Grabe and William
    E. Ford. The same individuals are the general members of GAP Coinvestment Partners, L.P. Messrs Hodgson and Grabe, directors of the Company, are managing members of General Atlantic Partners, LLC and general partners of GAP Coinvestment Partners, L.P. Messrs. Hodgson and Grabe disclaim beneficial ownership of shares owned by General Atlantic Partners V, L.P. and GAP Coinvestment Partners, L.P. except to the extent of their respective pecuniary interests therein.

 (4) Does not include 38,788,980 shares held by Baan Investment B.V. Jan Baan and J.G. Paul Baan are the managing directors of Baan Investment B.V. On that basis, Jan Baan and J.G. Paul Baan may be deemed to own beneficially the shares held by Baan Investment B.V., although they hold no pecuniary interest in such shares and disclaim beneficial ownership. Includes 227,323 shares issuable upon exercise of options to purchase common shares which are exercisable within 60 days following April 18, 1997 by each of Jan Baan and J.G. Paul Baan.

 (5) Includes 439,503 shares issuable upon exercise of options to purchase shares of Common Stock which are exercisable within 60 days of April 18, 1997.

 (6) Does not include 7,443,188 shares held by General Atlantic Partners V, L.P.; 385,457 shares held by GAP Coinvestment Partners, L.P. Mr. Grabe disclaims beneficial ownership of shares owned by

     General Atlantic Partners V, L.P. and GAP Coinvestment Partners, L.P. except to the extent of his respective pecuniary interests therein.

 (7) Does not include 7,443,188 shares held by General Atlantic Partners V, L.P.; 385,457 shares held by GAP Coinvestment Partners, L.P. Mr Hodgson disclaims beneficial ownership of shares owned by General Atlantic Partners V, L.P. General Atlantic Partners, LLC and GAP Coinvestment Partners, L.P. except to the extent of his pecuniary interests therein. Includes 24,000 shares held by family members of Mr Hodgson.

 (8) Includes 15,557 shares issuable upon exercise of options to purchase shares of Common Stock which are exercisable within 60 days of April 18, 1997.

 (9) Includes 16,347 shares issuable upon exercise of options to purchase Common Shares which are exercisable within 60 days of April 18, 1997.

(10) Includes 9,826 shares issuable upon exercise of options to purchase Common Shares which are exercisable within 60 days of April 18, 1997.

(11) Includes 1,547,688 shares issuable upon exercise of options to purchase Common Shares granted to executive officers and directors of the Company which are exercisable within 60 days after April 18, 1997.

Explanatory Note to Item 6 -- Ratification of Amendment to the Company's 1993 Stock Option Plan to Increase the Number of Shares Authorized for Issuance Thereunder

     The shareholders are being asked to ratify at the Meeting an increase in the number of shares authorized for issuance under the Company's 1993 Stock Option Plan, from a total of 16,000,000 Common Shares to a total of 18,000,000 Common Shares. As of December 31, 1996 options to purchase an aggregate of 9,410,591 Common Shares were outstanding under the 1993 Stock Option Plan and an aggregate of 2,227,945 Common Shares remained available for future grant. Such ratification is sought in order to ensure that options issued under the plan to U.S. optionees may qualify as "incentive stock options" entitled to favourable tax treatment under U.S. tax laws.

     The 1993 Stock Option Plan was initially adopted by the Management Board and approved by the shareholders of Baan Holding B.V. as of December 1993, and subsequent amendments increasing the aggregate number of shares reserved for issuance thereunder to 16,000,000 were approved in December 1994, May 1995 and April 1996. The 1993 Stock Option Plan will terminate in December 2003 unless terminated earlier by the Management Board upon the authority of the Supervisory Board. The 1993 Stock Option Plan provides for grants of options to employees and consultants (including officers and directors) of the Company and its affiliates. The 1993 Stock Option Plan may be administered by the Management Board or Supervisory Board of the Company, or both, or by a committee appointed by either or both such Boards in a manner that satisfies the legal requirements relating to the administration of stock plans under all applicable laws. The 1993 Stock Option Plan is currently administered by the Management Board of the Company.

Explanatory Note to Item 7 -- Renewal of the Power of the Board of Managing Directors to Issue Shares Pursuant to Article 8, Paragraph 1 of the Articles of Association of the Company

     Pursuant to Article 8, paragraph 1 of the Articles of Association of the Company, shares in the capital of the Company may be issued by the general meeting of shareholders, upon the proposal thereto by the Management Board (subject to prior approval by the Supervisory Board) unless the general meeting of shareholders, upon the proposal thereto by the Management Board (subject to prior approval by the Supervisory Board) has authorized another corporate body to issue shares subject to prior approval of the Supervisory Board. The same applies to the granting of options or other rights to subscribe for shares in the capital of the Company. The aforementioned authorization may be given for a maximum period of five years.

     On April 11, 1996, the Management Board was authorized to issue (subject to prior approval by the Supervisory Board) any amount of authorized but unissued shares in the authorized capital of the Company, which authorization is valid up to and including March 31, 2001.

     At the Meeting, the shareholders are being asked, upon the proposal of the Management Board (which proposal has been approved by the Supervisory Board) to renew the power of the Management Board to issue at any time and from time to time, upon such terms and conditions as shall be determined by the Management Board in respect of each such issue, any amount of authorized but unissued shares in the authorized capital of the Company at any time and from time to time existing pursuant to the Company's Articles of Association as amended or restated from time to time, each resolution of the Management Board pursuant to this authorization being subject to the prior approval by the Supervisory Board. Such renewed power shall be valid up to and including April 30, 2002.

     The renewal shall apply mutatis mutandis to the power to grant any options or other rights to subscribe for shares in the capital of the Company for a period ending on April 30, 2002, but shall not apply to the issue of shares to a person who exercises a previously acquired right to subscribe for shares.

Explanatory Note to Item 8 -- Renewal of the Power of the Board of Managing Directors to Exclude or Limit Preemptive Rights pursuant to Article 8, Paragraph 5 of the Articles of Association of the Company

     Pursuant to Article 8, paragraph 5 of the Articles of Association of the Company, the general meeting of shareholders may, upon the proposal thereto by the Management Board (subject to the prior approval by the Supervisory Board), exclude or limit any or all preemptive rights of shareholders of the Company with respect to: (i) any issue of authorized but unissued shares in the capital of the Company; and (ii) any granting of options or other rights to subscribe for any such shares unless the general meeting of shareholders, upon the proposal thereto by the Management Board (subject to the prior approval by the Supervisory Board) has authorized another corporate body to exclude or limit such preemptive rights. The aforementioned authorization may be given for a maximum period of five years.

     On April 11, 1996, the Management Board was authorized (subject to the prior approval by the Supervisory Board) to exclude or limit the preemptive rights of the Company, which authorization is valid up to and including March 31, 2001.

     At the Meeting, the shareholders are being asked, upon the proposal of the Management Board (which proposal has been approved by the Supervisory Board), to renew the power of the Management Board to exclude or limit any or all preemptive rights of shareholders of the Company with respect to: (i) any issue of authorized but unissued shares in the capital of the Company at any time and from time to time existing pursuant to the Company's Articles of Association as amended or restated from time to time; and (ii) any granting of options or other rights to subscribe at any time for any such shares in the capital of the Company, each resolution of the Management Board pursuant to this authorization subject to the prior approval by the Supervisory Board. Such renewed power shall be valid up to and including April 30, 2002.

     In case less than half of the issued share capital is represented during the Meeting, the aforementioned resolution shall require a majority of two thirds of the votes cast.

Explanatory Note to Item 9 -- Renewal of the Authorization of the Board of Managing Directors to have the Company acquire the Shares in its own Capital pursuant to Article 10, Paragraph 4 of the Articles of Association of the Company

     Pursuant to Article 10, paragraph 4 of the Articles of Association of the Company, the acquisition by the Company of shares in its own capital may only take place if the Meeting has authorized the Management Board to do so. The aforementioned authorization is valid for 18 months.

     On April 11, 1996, the Management Board was authorized to have the Company acquire shares in its own capital. At the Meeting, the shareholders are being asked to renew the authorization of the Management Board to have the Company acquire at any time any amount of issued shares in its own capital other than for no value, subject to the following conditions: (i) each resolution of the Management Board pursuant to this authorization shall be subject to the prior approval by the Supervisory Board; (ii) the amount of such issued shares in the capital of the Company to be acquired shall not exceed the limitations under Netherlands law; and (iii) the price to be paid for the aforementioned shares shall be equal to the price listed in the quotation of NASDAQ National Market/the Official Market of the Amsterdam Stock Exchange, or shall be determined by the Management Board. The manner in which the issued shares shall be acquired shall be in accordance with the Company's Articles of Association and shall further be determined by the Management Board. Such authorization shall be valid up to and including September 30, 1998.

Explanatory Note to Item 10 -- Other Business

     If any matters not listed on the Agenda properly come before the Meeting, it is the intention of the persons named in the enclosed proxy to vote the shares they represent as the Board of Managing Directors may recommend. Under the Company's Articles of Association, however, no proposal not included in the agenda may be approved at the Meeting unless the entire issued capital of the Company is represented at the Meeting, in person or by proxy, and the proposal is unanimously approved.

                                   EXHIBIT 1

                              DRAFT NOTARIAL DEED
                  OF AMENDMENT OF THE ARTICLES OF ASSOCIATION
                              OF BAAN COMPANY N.V.

                            DEED OF AMENDMENT OF THE
                            ARTICLES OF ASSOCIATION

                               BAAN COMPANY N.V.

                        WITH CORPORATE SEAT IN BARNEVELD

     On this day, the ** day of ** nineteen hundred and ninety-seven appears before me, Martin van Olffen, notaris (civil law notary) in Amsterdam: ** , ** , who resides at ** ** who was born in ** on ** nineteen hundred and ** whose identity has been established by means of / Dutch / ** / passport / driving license, number ** who has the ** nationality and who is married / single. The person appearing declares that on ** nineteen hundred and ninety-seven on the proposal of the management board, which proposal has been approved by the supervisory board, the general meeting of shareholders of Baan Company N.V., a limited liability company with corporate seat in Barneveld, and address at: 3771 LK Barneveld, Baron van Nagelstraat 89, resolved to amend the articles of association of this company and to authorize the person appearing to execute this deed. Pursuant to those resolutions the person appearing declares that he / she amends the company's articles of association as follows:

     ARTICLE 37 shall read as follows:

          The general meeting of shareholders shall be held in Amersfoort, Amsterdam, Apeldoorn, Arnhem, Barneveld, De Bilt, Ede, Ermelo, 's-Gravenhage, Hilversum, Hoevelaken, Leusden, Nijkerk, Nijmegen, Nunspeet, Putten, Renkum, Rotterdam, Scherpenzeel, Schiphol-Airport (municipality Haarlemmermeer), Utrecht, Veenendaal, Wageningen, Woudenberg, Zeist or Zwolle.

     The required ministerial declaration of no-objection was granted on ** nineteen hundred and ninety-seven, number N.V. **

     The draft of this deed, on which the ministerial declaration of no-objection was endorsed and a document in evidence of the resolutions, referred to in the head of this deed are attached to this deed. In witness whereof the original of this deed, which shall be retained by me, is executed in Amsterdam, on the date first given in the head of this deed. Having conveyed the substance of this deed to the person appearing he / she has declared that he / she has taken cognizance of the contents of the deed and does not require it to be read out to him / her in full. Immediately after the reading of those parts of the deed which the law prescribes to be read out, this deed is signed by the person appearing, who is known to me, notaris, and by myself, notaris.

                                                                            LOGO

                               BAAN COMPANY N.V.

                                   BARNEVELD

                ANNUAL REPORT AND STATUTORY ANNUAL ACCOUNTS 1996

CONTENTS

MANAGING DIRECTORS' REPORT

-     Managing Directors' Report / 1

FINANCIAL STATEMENTS

-     Consolidated Balance Sheets / 3

-     Consolidated Statements of Operations / 4

-     Consolidated Statements of Cash Flows / 5

-     Notes to Consolidated Financial Statements / 7

-     Balance Sheets / 24

-     Statements of Operations / 25

-     Notes to Financial Statements / 26

OTHER INFORMATION

-     Report of the Auditors / 30

-     Appropriation of Net Income / 31

                               BAAN COMPANY N.V.

                               DIRECTORS' REPORT
                               DECEMBER 31, 1996

1  REVIEW OF OPERATIONS

     The Company's business was founded in 1978 to provide financial and administrative consulting services and, in 1981, undertook the objective of providing broadly applicable, enterprise-wide information systems that are readily adaptable to changing technologies and end user needs. The Company commenced shipment of its first information systems in the Netherlands in 1982, and since that time has introduced several new generations of products and expanded its operations to encompass most major markets around the world.

     In April 1995, the management board of Baan Holding B.V. approved a change in the Company's corporate legal status from a B.V. to a N.V., a change in the Company's name to Baan Company N.V., and a four-for-one stock split. These changes are reflected in the accompanying financial statements.

     In May 1995, the Company completed a successful public offering of its common shares on both the NASDAQ exchange and Amsterdamse Effectenbeurs. A listing on the exchanges allows the Company to draw capital which can be invested in products, services and markets, without having to draw on our own financial resources.

     In connection with the NASDAQ listing, the Company elected to present its financial statements in US dollars. Accordingly, the accompanying financial statements are now also presented in US dollars.

     Net revenues increased 79% to $388 million in 1996 from $216.2 million in 1995 primarily due to increased license revenues and associated maintenance and service revenues. The increase in license revenue resulted from both an increase in the number of software licenses and an increase in the average revenue from individual licenses, and reflected the broader market trend toward client/server computing, acceptance of the Company's products, and expansion of the Company's operations.

2  OUTLOOK

  Capital expenditures

     In 1996 the Company increased activities by realizing several acquisitions (Baan Iberica, Berclain Group and Antalys) and by founding new subsidiaries (Poland, Italy and Hong Kong). Property and equipment purchased during 1995 and 1996 totaled $17.1 million and $21,3 million, respectively. While the Company has no other significant capital commitments, it currently anticipates that additions to property and equipment in 1997 will be at a similar level to 1996.

  Financing

     The Company has funded its operations since inception primarily through cash generated from operations, long-term debt, bank lines of credit and loans from the principal shareholders. In 1996 the Company issued $175,000,000 of 4.5% unsecured convertible subordinated notes.

     The Company believes that existing cash and credit facilities, together with the net proceeds from the offering and cash to be generated by operations will be sufficient to meet the Company's working capital needs and currently planned capital expenditure requirements for the next twelve months.

  Staffing

     As of December 31, 1995, the Company had 1,525 full time employees. As of December 31, 1996, the Company had 2,389 full time employees, including 622 employees engaged in research and development, 569 in sales and marketing, 959 in billable services including product support, and 239 in finance and general administration. Consistent with the Company's continued expansion, the number of employees will continue to grow in 1997.

                               BAAN COMPANY N.V.

                               DECEMBER 31, 1996

  Factors on which sales and profitability developments depend

     The Company's future profitability depends on several factors. The principal factors include developing successful operations in North America, establishing a reputation in a highly competitive market, continually enhancing its current product line, developing new products that keep pace with technological developments, and effectively managing foreign currency risk. For a complete discussion on such factors, we refer to the Company's Registration Statement.

3  RESEARCH AND DEVELOPMENT ACTIVITIES

     The Company has adopted a strategy of reinventing its products in order to maintain a leading edge solution to end user information system needs. The recent generations of the BAAN software represented a substantially rewritten code that in each case permitted higher performance, greater functionality and seamless data compatibility. The increase in research and development expenses each year, primarily due to the hiring of additional research and development personnel, reflects the Company's continuing investment in the development of new and enhanced products and new technologies.

Barneveld, January 24, 1997

                               BAAN COMPANY N.V.

                          CONSOLIDATED BALANCE SHEETS
                                  IN THOUSANDS
                  (AFTER PROPOSED APPROPRIATION OF NET INCOME)

                                    >ASSETS

                                                                     DECEMBER 31,     DECEMBER 31,
                                                                         1995             1996
                                                                     ------------     ------------
FIXED ASSETS
  Intangible fixed assets........................................      $ 26,524         $ 24,269
  Tangible fixed assets..........................................        28,381           45,430
  Financial fixed assets.........................................           649            4,105
                                                                       --------         --------
Total fixed assets...............................................        55,554           73,804
CURRENT ASSETS
  Trade debtors (net of allowance)...............................        87,226          150,337
  Other current assets...........................................         8,114           14,653
  Marketable securities..........................................        23,562            3,867
  Cash and cash equivalents......................................        12,165          198,031
                                                                       --------         --------
TOTAL CURRENT ASSETS.............................................       131,067          366,888
                                                                       --------         --------
TOTAL ASSETS.....................................................      $186,621         $440,692
                                                                       ========         ========

                      LIABILITIES AND SHAREHOLDERS' EQUITY

GROUP EQUITY
Shareholders' equity.............................................      $114,120         $156,007
Minority interest in consolidated subsidiaries...................            --               --
                                                                     ------------     ------------
                                                                        114,120          156,007
PROVISIONS
Deferred income taxes............................................         8,005               72
Other, principally warranty......................................         1,199            2,172
                                                                     ------------     ------------
                                                                          9,204            2,244
LONG TERM DEBT
Convertible subordinated notes...................................            --          175,000
Credit institutions..............................................         1,714            1,223
Other............................................................         2,256            2,676
                                                                     ------------     ------------
                                                                          3,970          178,899
CURRENT LIABILITIES (DUE WITHIN ONE YEAR)
Credit institutions..............................................         3,779              870
Accounts payable.................................................        23,292           35,446
Accrued liabilities..............................................        10,728           25,013
Payroll taxes....................................................         3,422            6,133
Income taxes payable.............................................         5,031           19,664
Other current liabilities........................................         3,684            4,679
Deferred revenue.................................................         8,890           11,098
Current portion of long-term debt................................           501              639
                                                                     ------------     ------------
TOTAL CURRENT LIABILITIES........................................        59,327          103,542
                                                                     ------------     ------------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY.......................      $186,621         $440,692
                                                                     ==========       ==========

                               BAAN COMPANY N.V.

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                     IN THOUSANDS, EXCEPT PER SHARE AMOUNTS

                                                                  YEAR ENDED DECEMBER 31,
                                                             ----------------------------------
                                                               1994         1995         1996
                                                             --------     --------     --------
REVENUES
License revenue..........................................    $ 60,348     $112,966     $224,237
Maintenance and service revenue..........................      46,206       79,887      152,426
Hardware and other revenue...............................      16,370       23,357       11,295
                                                              -------     --------     --------
NET REVENUE..............................................     122,924      216,210      387,958
COSTS OF REVENUES:
  Cost of license revenue................................       3,032        5,699       13,074
  Cost of maintenance and service revenue................      35,116       64,255      125,257
  Cost of hardware revenue...............................      13,229       18,714        8,895
                                                              -------     --------     --------
COSTS OF REVENUES........................................      51,377       88,668      147,226
GROSS MARGIN.............................................      71,547      127,542      240,732
Selling costs............................................      41,770       57,052       99,932
General and administrative...............................      20,269       47,009       81,300
Non recurring operating expenses.........................       4,172           --           --
                                                              -------     --------     --------
TOTAL COSTS AND EXPENSES.................................      66,211      104,061      181,232
                                                              -------     --------     --------
INCOME (LOSS) FROM OPERATIONS............................       5,336       23,481       59,500
Interest income..........................................          --        1,391        1,137
Interest expense.........................................      (1,109)        (775)      (1,074)
Other income (expense), net..............................         118        1,071           --
                                                              -------     --------     --------
INCOME (LOSS) BEFORE INCOME TAXES AND MINORITY                  4,345       25,168       59,563
  INTEREST...............................................
Provision for income taxes...............................      (2,171)      (9,817)     (23,230)
                                                              -------     --------     --------
                                                                2,174       15,351       36,333
Minority interest........................................        (976)         (72)          --
                                                              -------     --------     --------
Net income (loss)........................................    $  1,198     $ 15,279     $ 36,333
                                                              =======     ========     ========
Net income (loss) per share..............................    $    .02     $    .17     $    .38
                                                              =======     ========     ========
Share used in computing per share amounts................      79,388       89,044       94,707
                                                              =======     ========     ========

                               BAAN COMPANY N.V.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                  IN THOUSANDS

                                                                  YEAR ENDED DECEMBER 31,
                                                             ----------------------------------
                                                               1994         1995         1996
                                                             --------     --------     --------
CASH FLOWS FROM OPERATING ACTIVITIES
Net (loss) income..........................................  $  1,198     $ 15,279     $ 36,333
Adjustments to reconcile net (loss) income to net cash
  (used in) provided by operating activities:
  Depreciation and amortization............................     7,286       12,977       18,539
  Purchased in-process research and development............       486           --           --
  Minority interest........................................       976           72           --
  Provision (benefit) for deferred income taxes............    (1,575)       2,165       (7,187)
  Foreign exchange (gains) and losses......................     1,877          253          170
  Changes in operating assets and liabilities, net of
     acquisitions:
     Trade debtors.........................................   (13,235)     (49,449)     (63,893)
     Other current assets..................................      (219)      (1,759)      (5,546)
     Accounts payable......................................     4,663       10,666       12,200
     Accrued liabilities...................................     2,111        5,188       12,205
     Payroll taxes.........................................       352          713        2,899
     Income taxes payable..................................     3,419        2,052       14,023
     Other current liabilities.............................    (1,565)      (1,376)         746
     Deferred revenue......................................     6,644       (1,340)       1,227
                                                             --------     --------     --------
Net cash (used in) provided by operating activities........    12,418       (4,559)      21,716
CASH FLOWS FROM INVESTING ACTIVITIES
Property and equipment purchased...........................    (6,858)     (17,101)     (21,273)
Property and equipment sold................................       810        3,152        3,893
Increase in capitalized software development costs.........    (1,721)      (3,932)     (10,705)
Payment for acquisitions, net of cash acquired.............    (4,122)      (9,652)      (3,806)
Purchase of marketable securities..........................        --      (33,862)     (14,286)
Proceeds from marketable securities........................        --       10,300       33,982
Other......................................................       131        1,217          967
                                                             --------     --------     --------
Net cash used in investing activities......................   (11,760)     (49,878)     (11,228)

                               BAAN COMPANY N.V.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                  IN THOUSANDS

                                                                   YEAR ENDED DECEMBER 31,
                                                               --------------------------------
                                                                1994        1995         1996
                                                               -------     -------     --------
CASH FLOWS FROM FINANCING ACTIVITIES
Net borrowings (payments) under short-term credit
  facilities.................................................  $   570     $  (767)    $ (3,249)
Payments on long-term borrowings.............................   (3,889)       (687)        (757)
Issuance costs of convertible notes..........................       --          --       (4,375)
Proceeds from issuance of convertible subordinated notes.....       --          --      175,000
Proceeds from issuance of common shares......................    8,071      61,101        9,142
                                                               -------     -------     --------
Net cash provided by financing activities....................    4,752      59,647      175,761
Effect of foreign currency exchange rates on cash and cash
  equivalents ...............................................    1,071          70         (383)
                                                               -------     -------     --------
Increase (decrease) in cash and cash equivalents.............    6,481       5,280      185,866
Cash and cash equivalents at beginning of year...............      404       6,885       12,165
                                                               -------     -------     --------
Cash and cash equivalents at end of year.....................  $ 6,885     $12,165     $198,031
                                                               =======     =======     ========
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
Cash paid during the period for:
  Interest...................................................  $   936     $   649     $    445
                                                               =======     =======     ========
  Taxes......................................................       --       5,661       12,869
                                                               =======     =======     ========
Tax benefit related to issuance of common shares.............       --       3,065          797
                                                               =======     =======     ========

                               BAAN COMPANY N.V.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                               DECEMBER 31, 1996

 1  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Basis of preparation

     The consolidated financial statements are stated in United States dollars and are prepared under generally accepted accounting principles. As permitted by
Section 402, Book 2 of the Netherlands Civil Code, a condensed statement of operations is presented for the Company itself.

     If not stated otherwise, assets and liabilities are stated at the amounts at which they were acquired or incurred. Financial fixed assets are stated at the Company's share in their net asset value.

  Business

     Baan Company N.V. (the Company or Baan) is incorporated in The Netherlands. The Company provides open systems, client/server-based Enterprise Resource Planning (ERP) software. ERP systems permit the enterprise-wide management of resources, and the integration of sales forecasting, component procurement, inventory management, manufacturing control, project management, distribution, transportation, finance and other functions across an organization. The Company's BAAN family of software products has been designed for rapid implementation, flexibility and scaleability.

     The Company sells and supports its products through corporate headquarters in Putten, The Netherlands and Menlo Park, California, USA, Business Support Centers in The Netherlands, the United States and India, and direct and indirect distribution channels.

  Principles of consolidation

     The accompanying financial statements consolidate the accounts of the Company and its wholly and majority owned subsidiaries. All significant intercompany accounts and transactions have been eliminated.

  Foreign exchange

     Assets and liabilities of the Company and its foreign subsidiaries are translated from their respective functional currencies to United States dollars at year-end exchange rates. Income and expense items are translated on a quarterly basis at the average rates of exchange prevailing during the quarter. The adjustment resulting from translating the financial statements of the Company's foreign subsidiaries is reflected as an accumulated translation adjustment in shareholders' equity. Net foreign currency transaction losses are included in results of operations and were approximately $1,877,000, $253,000 and $170,000 for the years ended December 31, 1994, 1995 and 1996, respectively.

     Exchange results from foreign currency translation of the share capital of the Company are included as a separate component in shareholders' equity.

  Derivative financial instruments

     Derivative financial instruments are used by the Company in the management of its foreign currency exposures. Realized and unrealized gains and losses on foreign currency forward contracts are normally marked to market and recognized in results of operations. Any realized and unrealized gains and losses on contracts used to hedge intracompany transactions of a long-term investment nature are included in the accumulated translation adjustment in shareholders' equity.

                               BAAN COMPANY N.V.

                               DECEMBER 31, 1996

  Revenue recognition

     License revenue is derived from software licensing fees. Maintenance and service revenue is derived from maintenance support services, training and consulting. Hardware revenue is derived from resales of third party hardware in connection with licenses of the Company's software. License and hardware revenue is recognized upon delivery if no significant vendor obligations remain, amounts are due within one year and collection of the resulting receivables is deemed probable. Delivery is further defined in certain contracts as delivery of the product master or first copy for noncancelable product licensing arrangements under which the customer has certain software reproduction rights. The Company accrues for any remaining insignificant vendor obligations and post contract support obligations at the point that revenue from the software license is recognized. Returns and allowances (which have not been significant through December 31, 1996) are estimated and provided for at the time of sale. Service revenue from customer maintenance fees for ongoing customer support and product updates is recognized ratably over the term of the maintenance, which is typically twelve months. Payments for maintenance fees are generally made in advance and are nonrefundable. Service revenue from consulting and training is billed separately and is recognized when the services are performed. Costs of third party implementation services are accrued by the Company as incurred.

  Software development costs

     Costs related to research, design and development of computer software are expensed as incurred. Certain software development costs related to completion of internally developed products are capitalized at the point that technological feasibility is established, normally at the completion of a detail program design. Capitalized amounts are reported at the lower of unamortized cost or net realizable value. These costs are amortized on a product-by-product basis. The annual amortization expense is the greater of the amount computed using the ratio of current revenue to the total anticipated revenue for the product or the straight line method over the estimated life of the product (generally three years), starting when the product is available for general release to customers. Amortization of software development costs was approximately $962,000, $2,138,000 and $2,464,000 for the years ended December 31, 1994, 1995 and 1996, respectively. Such amortization is included in cost of license revenue.

     Software development costs are included in tangible fixed assets. Aggregate research and development expenditures, including both research and development expenses and capitalized software costs, were $9.7 million, $22.7 million and $52,8 million in 1994, 1995 and 1996 respectively.

  Depreciation and amortization

     Property and equipment and intangible assets are stated at cost. Depreciation and amortization of such assets is provided on the straight-line method over the following estimated useful lives:

- Computer equipment                                                  3-5 years
- Automobiles                                                           5 years
- Furniture                                                           5-7 years
- Leasehold improvements          lesser of lease term or estimated useful life
- Goodwill                                                              8 years
- Customer lists                                                        5 years
- Assembled workforce                                                   7 years

     Property and equipment are included in tangible fixed assets.

                               BAAN COMPANY N.V.

                               DECEMBER 31, 1996

  Per share information

     Net income per share is computed using the weighted average number of common and dilutive common equivalent shares outstanding during the period. Dilutive common equivalent shares consist of shares issuable upon the exercise of stock options (using the treasury stock method). Pursuant to the Securities and Exchange Commission Staff Accounting Bulletins and Staff policy, for the periods prior to the Company's May 1995 initial public offering (IPO), computations include all common and common equivalent shares issued or granted within twelve months of the IPO as if they were outstanding for all periods presented using the treasury stock method.

  Cash and cash equivalents

     The Company considers investments in highly liquid debt instruments with maturities of 90 days or less at the date of purchase to be cash equivalents. The carrying amount reported in the balance sheets for cash and cash equivalents approximates their fair value.

  Marketable securities

     Debt securities that the Company has both the positive intent and ability to hold to maturity are carried at amortized cost. Debt securities that the Company does not have the positive intent and ability to hold to maturity and all marketable equity securities are classified as securities available-for-sale and are carried at fair value.

     Management determines the proper classifications of debt and marketable equity securities at the time of purchase and reevaluates such designations as of each balance sheet date. By policy, the Company's investments are primarily in short term notes. As of December 31, 1996, all such securities were designated as available-for-sale. Accordingly, these securities are carried at fair value. As the difference between cost and fair value at December 31, 1996 was immaterial, no adjustments have been made to the historical carrying value of the investments and no unrealized gains or losses have been recorded as a separate component of shareholders' equity.

  Asset impairment

     The Company recognizes impairment losses on its long-lived assets held for use when its estimate of the undiscounted future cash flows expected to be generated by such assets is less than their carrying amount. Measurement of the impairment loss is based on the fair value of the asset. Generally, fair value will be determined using valuation techniques such as the present value of the expected future cash flows. The carrying value of long-lived assets is reviewed on a regular basis for the existence of facts or circumstances both internally and externally that may suggest impairment. The Company has not recognized any impairment losses for the years ended December 31, 1994, 1995 and 1996.

  Use of estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

                               BAAN COMPANY N.V.

                               DECEMBER 31, 1996

 2  TANGIBLE FIXED ASSETS

     Tangible fixed assets consist of the following (in thousands):

                                                     1995                    1996
                                              -------------------     -------------------
        Buildings and leasehold
          improvements......................              $   862                 $ 3,307
        Computer equipment..................  $20,143                 $35,622
        Automobiles.........................    4,578                     402
        Furniture and other.................    9,805                  10,204
                                              -------                 -------
                                                           34,526                  46,228
        Software development costs..........               11,681                  24,306
                                                          -------                 -------
        Total...............................              $47,069                 $73,841
                                                          =======                 =======

     Depreciation and amortization expense related to tangible fixed assets was $5,114,000, $7,978,000 and $12,299,000 for the years ended December 31, 1994,
1995 and 1996, respectively.

     The ending balances and the movement in tangible fixed assets can be broken down as follows (in thousands):

                                                           OTHER        SOFTWARE
                                         LEASEHOLD       OPERATING     DEVELOPMENT
                                        IMPROVEMENTS      ASSETS          COSTS         TOTAL
                                        ------------     ---------     -----------     --------
        Book value December 31,
          1995........................     $  586         $ 20,812       $ 6,983       $ 28,381
        Reclassification..............      1,169           (1,169)           --             --
        Purchases and investments.....      1,404           21,366         2,955         25,725
        Disposals.....................        (77)          (3,775)           --         (3,852)
        Capitalization................         --               --         8,712          8,712
        Depreciation..................       (302)          (9,533)       (2,464)       (12,299)
        Foreign exchange difference...        (51)          (1,147)          (39)        (1,237)
                                           ------          -------       -------       --------
        Book value December 31,
          1996........................      2,729           26,554        16,147         45,430
                                           ======          =======       =======       ========
        Total accumulated
          depreciation................        578           19,674         8,159         28,411
                                           ======          =======       =======       ========

 3  INTANGIBLE FIXED ASSETS

     The cost of purchased intangible fixed assets is amortized on a straight-line basis over periods from five to eight years based on the expected useful lives of the assets. The carrying value of intangible fixed assets is reviewed on a regular basis for the existence of facts or circumstances both internally and externally that may suggest impairment.

     In 1995, the Financial Accounting Standards Board released Statement of Financial Accounting Standards No. 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of" (SFAS 121). SFAS 121 requires recognition of impairment of long-lived assets in the event the net book value of such assets exceeds the future undiscounted cash flows attributable to such assets. SFAS 121 is effective for fiscal years beginning after December 15, 1995. Adoption of SFAS 121 is not expected to have a material impact on the Company's financial position or results of operations.

     During 1996 the Company purchased the operations of its distributors in Spain. The combined excess purchase consideration over net assets acquired was approximately $5,200,000.

                               BAAN COMPANY N.V.

                               DECEMBER 31, 1996

     Intangible fixed assets, net of accumulated amortization consist of the following (in thousands):

                                                      LIFE IN YEARS       1995        1996
                                                      -------------     --------    --------
        Goodwill....................................        8           $ 11,278    $ 12,136
        Customer list...............................        5             12,145       9,267
        Assembled workforce.........................        7              3,101       2,866
                                                                         -------     -------
                                                                        $ 26,524    $ 24,269
                                                                         =======     =======

     Amortization expense was approximately, $2,172,000, $4,701,000 and $6,125,000 for the years ended December 31, 1994, 1995 and 1996 respectively.

     For 1996 the movement in intangible fixed assets can be broken down as follows (in thousands):

            Book value January 1.......................................  $26,524
            Purchases and additions....................................    5,882
            Amortization...............................................   (6,125)
            Foreign exchange difference................................   (2,012)
                                                                         -------
            Book value December 31.....................................  $24,269
                                                                         =======
            Total accumulated amortization.............................  $13,025
                                                                         =======

 4  FINANCIAL FIXED ASSETS

     The financial fixed assets relate to the long term part of the commission regarding the convertible subordinated notes ($3,477,000) and the not consolidated participating interests ($628,000).

 5  MARKETABLE SECURITIES

     The following is a summary of marketable securities as of December 31, 1996 (in thousands):

            Corporate notes.............................................   $3,867
                                                                           ======

     All securities were due within one year. The related gross realized gains were immaterial. For the purpose of determining realized gains and losses, the cost of securities sold is based on specific identification.

 6  BORROWING ARRANGEMENTS

  Credit agreements

     The Company has a credit facility with a Dutch bank which allows the Company to borrow up to NLG 40,000,000 ($22,929,000 based on the exchange rate at December 31, 1996). Certain of the Company's subsidiaries may borrow up to $10,000,000 under this credit facility. Interest on borrowings under the credit facility accrues at the Dutch Central Bank's promissory note rate plus 1.5% (a total of 4% at December 31, 1996) with a minimum interest rate of 4% and is payable quarterly. Outstanding borrowings under the credit facility at December 31, 1995 and 1996 amounted to $2,884,000 and $0, respectively.

     The Company, its Netherlands subsidiaries, and Baan U.S.A., Inc. have pledged their accounts receivable as collateral for the credit facility. Furthermore, these entities may not transfer title to any of their assets outside the normal course of business without the express written consent of the bank.

     Certain of the Company's subsidiaries have agreements with their credit institutions which allow them to carry deficit balances in their demand deposit accounts. Borrowings under such agreements amounted to $895,000 and $948,000 at December 31, 1995 and 1996, respectively.

                               BAAN COMPANY N.V.

                               DECEMBER 31, 1996

     Two of the short term borrowings by the Company's subsidiaries at December 31, 1996 are guaranteed by a standby letter of credit, thereby reducing the availability of funds to the Company under its NLG 40,000,000 credit facility. As of December 31, 1996, $899,000 of such borrowings were guaranteed by the Company. As these borrowings effectively reduce the availability of cash to the Company from its Dutch bank, they have been presented as a reduction in cash and cash equivalents in the accompanying financial statements.

     The Company's most recent US acquisition (Antalys) has a $2,000,000 revolving line of credit (Line) which matures May 4, 1997. Advances on the Line are limited to the lesser of $2,000,000 or 60% of Antalys' accounts receivable that are less than 90 days old. Interest on the Line accrues at the lender's announced prime rate plus 1% (a total of 9.25% at December 31, 1996) and is due monthly. The Line is secured by Antalys' accounts receivable. Borrowings under the Line amounted to $821,000 at December 31, 1996.

     The weighted average interest rates on the short-term borrowings were 8.6% and 19.4% at December 31, 1995 and 1996, respectively.

  Long-term debt

     The Company's long-term debt obligations consist of the following (in thousands):

                                                                    1995        1996
                                                                   ------     --------
        Convertible subordinated notes, 4,5% due December 15,
          2001...................................................  $   --     $175,000
        Guilder denominated loan, 8.00%, due December 31, 2001...     748          573
        Guilder denominated loan, 8.125%, due September 30,
          2000...................................................   1,371        1,003
        Other....................................................   2,352        2,962
                                                                   ------     --------
                                                                    4,471      179,538
        Less current portion.....................................     501          639
                                                                   ------     --------
                                                                   $3,970     $178,899
                                                                   ======     ========

     In December 1996, the Company issued $175,000,000 of 4.5% unsecured convertible subordinated notes (Notes) pursuant to an indenture dated as of December 15, 1996 (Indenture). The Notes are convertible into the Company's common shares at any time after the 90th day following the last original issue date of the Notes at a conversion price of $44.00 per share. The Notes are redeemable by the Company under certain conditions after December 16, 1998 and at any time after December 16, 1999. Until the Notes are converted or redeemed, the Company will pay interest semi-annually, commencing June 15, 1997. In January 1997, the Company issued another $25,000,000 of Notes under the same terms and conditions. The Notes are subordinated in right of payment to all existing and future Senior Indebtedness (as defined in the Indenture) of the Company.

     Costs of $4,375,000 incurred in connection with issuing the Notes have been capitalized and are being amortized to interest expense over the term of the Notes. Such costs are included in other non current assets in the accompanying financial statements.

     In 1987 and 1988, the Company obtained loans of NLG 2,000,000 and NLG 4,000,000 (Loans), respectively. The Loans collectively require semi-annual principal payments of NLG 325,000 ($186,000 based on the exchange rate at December 31, 1996) which began in 1992. The interest rates on the Loans will be adjusted in 1998 to interest rates which will be comparable to interest rates offered to similar borrowers as determined by the lender.

     All long-term debt have a date of maturity within five years.

                               BAAN COMPANY N.V.

                               DECEMBER 31, 1996

 7  SHAREHOLDERS' EQUITY

  Common shares

     In June 1994, the Company issued 9,600,000 common shares at $0.85 to existing shareholders for approximately $8,071,000. Issuance costs and expenses were not material. The proceeds of the issuance were used for working capital requirements.

     In May 1995, the Company's shareholders approved an increase in the number of authorized shares from 10,000,000 to 175,000,000. In connection with this increase, the shareholders authorized a four-for-one stock split which first increased the par value to NLG .08 and then split it to NLG .02 per share.

     In May 1995, the Company completed its initial public offering (IPO) of 14,600,000 common shares at $8.00 a share, of which 8,000,000 shares were sold by the Company and 6,600,000 shares were sold by selling shareholders. The Company received proceeds of approximately $58,402,000 from the IPO, net of issuance costs of $7,807,000 and included a related tax benefit of $2,209,000.

     In May 1996, the shareholders of the Company approved a two-for-one stock split distributed on May 29, 1996 to shareholders of record on May 15, 1996. Accordingly, the authorized number of common shares increased from 175 million to 350 million. The par value of the common shares decreased from NLG.02 to NLG.01. All references in the accompanying financial statements to number of shares, per share amounts, stock option data and market prices of the Company's common stock have been retroactively restated to reflect the stock split.

     The Company is able to declare or pay dividends in any currency or multiple currencies as deemed appropriate by management, although the Company has no present intent to declare any dividend.

  Stock plans

     In December 1993, shareholders approved the 1993 Stock Plan (Plan). Through this Plan and subsequent amendments, the Company has reserved a total of 16,000,000 common shares for grant thereunder to employees and consultants. The shares may be authorized but unissued, or reacquired common stock. The number of shares of common stock covered under the Plan shall be proportionately adjusted for any increase or decrease in the number of shares issued for which the Company receives no consideration.

     Should granted options expire or become unexercisable for any reason, the unpurchased shares which were subject thereto shall become available for future grant under the Plan. The term of each option shall not exceed a period of ten years from the grant date and each option generally vests over five years. The Plan expires in 2003. The exercise price is determined by the Plan's administrator.

     In February 1995, the Company adopted the 1995 Employee Stock Purchase Plans (U.S. ESPP and Non-U.S. ESPP). The U.S. ESPP permits eligible employees of Baan USA to purchase common shares through payroll deductions of up to the lesser of 10% of their compensation, or $25,000 in any year. The price of common shares purchased under the U.S. ESPP will be 85% of the lower of the fair market value of the Company's common shares on the first or last day of each offering period. The Non-U.S. ESPP terms are modified for local rules governing such plans. A total of 2,000,000 common shares are available for grant under the two Employee Stock Purchase Plans. Approximately 572,000 common shares were issued under these plans through December 31, 1996.

     In March 1995, the Company adopted the 1995 Director Stock Option Plan (Director Plan). Under the terms of the Director Plan, each person who becomes a Supervisory Director after July 1, 1995 shall automatically be granted an option to purchase 64,000 common shares of the Company (Initial Options), with an additional grant of 16,000 common shares on January 1, of each subsequent year (Subsequent Options).

                               BAAN COMPANY N.V.

                               DECEMBER 31, 1996

Initial Option grants vest in four equal annual increments and the Subsequent Option grants vest in full on the fourth anniversary of the date of the grant. All options have a term of ten years and are to be granted at fair market value at the date of grant. In the event of a merger or sale of the Company, all options granted become exercisable immediately. The company has reserved a total of 800,000 common shares for grant under the Director Plan.

     Option activity under the plans, excluding the U.S. ESPP and Non-U.S. ESPP, was as follows:

                                                                                WEIGHTED AVERAGE
                                            SHARES AVAILABLE     NUMBER OF      PRICE PER SHARE
                                               FOR GRANT           SHARES              $
                                            ----------------     ----------     ----------------
        Balance at December 31, 1993......      8,000,000                --         --
        Additional shares authorized for
          issuance........................      4,000,000                --         --
        Granted...........................     (9,636,000)        9,636,000             .86
        Canceled or expired...............        756,000          (756,000)            .85
                                               ----------        ----------           -----
        Balance at December 31, 1994......      3,120,000         8,880,000             .86
        Additional shares authorized for
          issuance........................      2,800,000                --         --
        Granted...........................     (4,260,000)        4,260,000            8.78
        Canceled or expired...............      1,362,000        (1,362,000)           1.03
        Exercised.........................             --        (2,474,000)           0.88
                                               ----------        ----------           -----
        Balance at December 31, 1995......      3,022,000         9,304,000            4.46
        Additional shares authorized for
          issuance........................      2,000,000                --         --
        Granted...........................     (2,881,000)        2,881,000           27.02
        Canceled or expired...............        824,000          (824,000)           2.07
        Exercised.........................             --        (1,887,000)           2.99
                                               ----------        ----------           -----
        Balance at December 31, 1996......      2,965,000         9,474,000           11.82
                                               ==========        ==========           =====

     As of December 31, 1994, 1995 and 1996, exercisable stock options were 368,000, 1,992,000 and 2,578,000, respectively.

     The following table summarizes information about stock options outstanding at December 31, 1996:

                                               OPTIONS OUTSTANDING               OPTIONS EXERCISABLE
                                          -----------------------------     -----------------------------
                                                            WEIGHTED                          WEIGHTED
                        WEIGHTED                             AVERAGE                           AVERAGE
   RANGE OF         AVERAGE REMAINING       NUMBER          PRICE PER         NUMBER          PRICE PER
EXERCISE PRICES     CONTRACTUAL LIFE      OUTSTANDING         SHARE         EXERCISABLE         SHARE
---------------     -----------------     -----------     -------------     -----------     -------------
$ 0.85 - $ 8.00       28 months             5,247,000        $  1.77          1,899,000        $  1.72
$13.20 - $24.69       48 months             2,595,000        $ 20.33            565,000        $ 18.89
$26.44 - $36.00       54 months             1,632,000        $ 30.58            114,000        $ 34.46

     The Company recorded for financial statement purposes deferred compensation expense of $1,423,000 for the difference between the grant price and the deemed fair value of certain of the Company's common share options granted in the third and fourth quarters of 1994 and in the first quarter of 1995. This amount is being amortized over the vesting period of the individual options, generally five years. Compensation expense was approximately $298,000 and $148,000 for the years ended December 31, 1995 and 1996, respectively. During 1996, certain options were canceled which further reduced deferred compensation by $605,000. At December 31, 1996, deferred compensation totaled $372,000.

                               BAAN COMPANY N.V.

                               DECEMBER 31, 1996

  Stock-based compensation

     As permitted under Statement of Financial Accounting Standards No. 123 "Accounting for Stock Based Compensation" (SFAS No. 123), the Company has elected to follow Accounting Principles Board's Opinion No. 25 "Accounting for Stock Issued to Employees" (APB No. 25) in accounting for stock-based awards to employees. Under APB No. 25, the Company generally recognizes no compensation expense with respect to such awards.

     Pro forma information regarding net income and earnings per share is required by SFAS No. 123 for awards granted after December 31, 1994 as if the Company had accounted for its stock-based awards to employees under the fair value method of SFAS No. 123. The fair value of the Company's stock-based awards to employees was estimated using a Black-Scholes option pricing model. The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, the Black-Scholes model requires the input of highly subjective assumptions including the expected stock price volatility. Because the Company's stock-based awards to employees have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its stock-based awards to employees. The fair value of the Company's stock-based awards to employees was estimated assuming no expected dividends and the following weighted-average assumptions:

                                                              OPTIONS            ESPP
                                                           -------------     -------------
                                                           1995     1996     1995     1996
                                                           ----     ----     ----     ----
        Expected life (months)...........................   60       56        6        6
        Expected volatility..............................   19%      50%      12%      50%
        Risk-free interest rate..........................  5.7 %    6.1 %    5.6 %    6.2 %

     For pro forma purposes, the estimated fair value of the Company's stock based awards to employees is amortized over the options' vesting period (for options) and the six-month purchase period (for stock purchases under the ESPP).

     The Company's pro forma net income and net income per share for 1995 and 1996 is as follows (in thousands except for net income per share):

                                                                    1995        1996
                                                                   -------     -------
        Net income...............................................  $13,704     $28,654
        Net income per share.....................................  $  0.16     $  0.31

As SFAS No. 123 is applicable only to awards granted subsequent to December 31, 1994, its pro forma effect will not be fully reflected until approximately 1999.

     The weighted-average fair value of options granted during 1995 and 1996 was $4.10 and $13.12, respectively.

  Movement of shareholders' equity

     The following information does not reflect the effects of any stock splits. The statutory share capital consists of 175,000,000 shares with a par value of NLG .02 and 10,000,000 shares with a par value of NLG .05 at December 31, 1995 and 1994, respectively. The actual number of shares issued amounts to 89,791,297, 43,123,488 and 9,349,740 at December 31, 1996, 1995 and 1994,
respectively. As of December 31, 1995, the par value of issued shares in Dutch guilders was NLG 862,470 which translated at the year-end exchange rate of NLG
1.60 = $1 is $538,000. As of December 31, 1996 the par value of issued shares in Dutch guilders was NLG 897,913 which translated at the year-end exchange rate of NLG 1.74 = $1 is $516,000.

                               BAAN COMPANY N.V.

                               DECEMBER 31, 1996

     The movements in the shareholders' equity can be broken down as follows (in thousands):

                                                     ADDITIONAL              ACCUMULATED
                                            COMMON    PAID-IN     RETAINED   TRANSLATION
                                            SHARES    CAPITAL     EARNINGS   ADJUSTMENT     TOTAL
                                            ------   ----------   --------   -----------   --------
    Balance at January 1, 1996............    538     $ 87,487    $ 22,873     $ 3,222     $114,120
    Issuance of common shares.............     20        9,927        (548)         --        9,399
    Net income 1996.......................     --           --      36,333          --       36,333
    Other movements.......................     --          148          --          --          148
    Currency translation adjustment.......    (42)          --          --      (3,951)      (3,993)
                                             ----      -------     -------     -------     --------
    Balance at December 31, 1996..........    516     $ 97,562    $ 58,658     $  (729)    $156,007
                                             ====      =======     =======     =======     ========

     The other movements relate to the amortization of the deferred compensation as discussed above.

 8  STATEMENTS OF OPERATIONS INFORMATION

     Non recurring operating expenses consist of (in thousands):

                                                              YEAR ENDED DECEMBER 31,
                                                                       1994
                                                              -----------------------
            Purchased in-process research and development...          $   486
            Legal costs associated with estimated litigation
              settlement costs..............................            2,786
            Severance costs and other.......................              900
                                                                       ------
            Total...........................................          $ 4,172
                                                                       ======

     Severance costs of $900,000 in 1994 arose from the reorganization of the Company's United States operations. A total of 29 employees were terminated at that time. These termination amounts were settled in cash during the year and no liabilities remained at December 31, 1994.

     Other income in 1995 arose from the curtailment and settlement gain arising from the termination of the Company's defined benefit pension plan of approximately $396,000 and from the gain on the sale of one of the Company's subsidiaries to its former shareholders of approximately $675,000.

 9  INCOME TAXES

     The Company accounts for income taxes under Statement of Financial Accounting Standards Board No. 109. Deferred income taxes are provided, using the liability method, for all timing differences between tax and financial reporting. Where applicable, deferred income taxes are reduced by the tax effect of available tax loss carry-forwards.

     Income (loss) before income taxes and minority interest consists of the following (in thousands):

                                                        YEAR ENDED DECEMBER 31,
                                                ---------------------------------------
                                                 1994            1995            1996
                                                -------         -------         -------
        The Netherlands.......................  $ 5,911         $20,233         $49,229
        Rest of the world.....................   (1,566)          4,935          10,334
                                                -------         -------         -------
        Income (loss) before income taxes and
          minority interest...................  $ 4,345         $25,168         $59,563
                                                =======         =======         =======

                               BAAN COMPANY N.V.

                               DECEMBER 31, 1996

     The components of the provision for income taxes are as follows (in thousands):

                                                            YEAR ENDED DECEMBER 31,
                                                          1994        1995       1996
                                                         -------     ------     -------
        CURRENT:
          The Netherlands..............................  $ 2,357     $4,947     $22,184
          Germany......................................    1,259      2,282       4,393
          Other countries..............................      130        422       3,840
                                                         -------     ------     -------
        Total current..................................    3,746      7,651      30,417
        DEFERRED:
          The Netherlands..............................   (1,739)     2,017      (7,410)
          Germany......................................      164        149         223
                                                         -------     ------     -------
        Total deferred.................................   (1,575)     2,166      (7,187)
                                                         -------     ------     -------
        Provision for income taxes.....................  $ 2,171     $9,817     $23,230
                                                         =======     ======     =======

     The Company's effective income tax provision differs from the Netherlands statutory rate of 35% due to the following (in thousands):

                                                             YEAR ENDED DECEMBER 31,
                                                          -----------------------------
                                                           1994       1995       1996
                                                          ------     ------     -------
        Expected tax at statutory rate..................  $1,521     $8,808     $20,847
        Amortization of goodwill........................     386        435         661
        Foreign earnings taxed at higher rates..........     251        512       1,881
        Other, net......................................      13         62        (159)
                                                          ------     ------     -------
        Provision for income taxes......................  $2,171     $9,817     $23,230
                                                          ======     ======     =======
        Effective tax rate..............................     50%        39%         39%

     The components of the deferred tax assets and liabilities are as follows (in thousands):

                                                                       DECEMBER 31,
                                                                    ------------------
                                                                     1995        1996
                                                                    -------     ------
        DEFERRED TAX LIABILITIES:
          Intangible assets.......................................  $ 5,491     $4,208
          Deferred revenues.......................................    3,796         --
          Software development costs..............................    2,048      4,856
                                                                    -------     ------
        Total deferred tax liabilities............................   11,335      9,064

        DEFERRED TAX ASSETS:
          Expenses not currently deductible.......................      112        975
          Net operating losses of foreign subsidiaries............    3,218      8,017
                                                                    -------     ------
        Total deferred tax assets.................................    3,330      8,992
                                                                    -------     ------
        Total net deferred tax liabilities........................  $ 8,005     $   72
                                                                    =======     ======

     At December 31, 1996, the Company had foreign net operating loss carryforwards of approximately $23,000,000. Approximately $12,000,000 of these carryforwards have no expiration date and the balance expires in 2000 or later. For financial accounting purposes, the benefit of these losses has been recorded as a reduction of the provision for Dutch income taxes in 1994, 1995 and 1996.

                               BAAN COMPANY N.V.

                               DECEMBER 31, 1996

     No deferred income taxes have been provided for the income tax liability which may be incurred on repatriation of the undistributed earnings of the Company's consolidated foreign subsidiaries because the Company intends to reinvest such earnings indefinitely.

10 FINANCIAL INSTRUMENTS

  Derivative financial instruments

     The Company has strict controls regarding the use of derivative financial instruments, which is limited to short-term foreign currency forward contracts. The Company uses these contracts primarily to offset the effects of exchange rate changes on intracompany cash flow exposures denominated in foreign currencies. These exposures include firm trade accounts, royalties, service fees and loans. The primary exposures are denominated in European and Asian currencies. The Company does not hold these derivative financial instruments for trading purposes.

     The Company's foreign currency forward contracts all have maturities of less than one year. These forward contracts are summarized below (in thousands):

                                                                    1995        1996
                                                                   -------     -------
        European currencies......................................  $ 7,814     $61,805
        Asian currencies.........................................    4,662      16,187
        Other currencies.........................................    1,471       3,150
                                                                   --------    --------
        Total....................................................  $13,947     $81,142
                                                                   ========    ========

     The amounts represent the U.S. dollar equivalent of commitments to sell foreign currencies.

  Fair values of financial instruments

     The carrying amounts and estimated fair values of the Company's financial instruments were as follows (in thousands):

                                           CARRYING        1995        CARRYING        1996
                                            AMOUNT      FAIR VALUE      AMOUNT      FAIR VALUE
                                           --------     ----------     --------     ----------
        FINANCIAL ASSETS:
          Cash and cash equivalents......  $ 12,165      $ 12,165      $198,031      $ 198,031
          Marketable securities..........    23,562        23,562         3,867          3,867
        FINANCIAL LIABILITIES
          Short term borrowings..........     3,779         3,779           870            870
          Convertible subordinated
             notes.......................        --            --       175,000        175,577
          Other long term borrowings
             (including current
             portion)....................     2,215         2,215         1,862          1,862
        Off balance sheet instruments
          Foreign currency forward
          contracts......................        --        13,927            --         80,676

     The estimated fair value amounts have been determined using available market information and appropriate valuation methodologies as discussed below. However, considerable judgment is required in interpreting market data to develop the fair value estimates. Accordingly, the estimates presented above are not necessarily indicative of the amounts that the Company could realize in a current market exchange.

     Cash equivalents and marketable securities -- The carrying amount approximates fair value because of the short maturity of these instruments.

                               BAAN COMPANY N.V.

                               DECEMBER 31, 1996

     Short term borrowings -- The carrying amount approximates fair value because of the short maturity of these instruments.

     Convertible subordinated notes -- The fair value of the Notes was based on quoted market prices of the Notes.

     Other long term borrowings -- The fair value of these financial instruments is estimated using discounted cash flow analyses, based on the Company's current incremental borrowing rates for similar types of borrowing arrangements.

     Foreign currency forward contracts -- The fair value of the contacts was based on the estimated amount at which they could be settled based on quoted exchange rates.

11  CONCENTRATION OF CREDIT RISK

     Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash equivalents, marketable securities, accounts receivable, and financial instruments used in hedging activities.

     The Company places its cash equivalents and marketable securities with high credit quality financial institutions and, by policy, limits the amount of credit exposure with any one financial institution.

     Credit risk associated with accounts receivable is limited due to the large number of customers comprising the Company's customer base and their dispersion among many different industries and geographical regions. The Company does not require collateral to support customer receivables. The Company also maintains reserves for potential losses, and all credit losses to date have been within management's expectations. For the year ended December 31, 1994 the Company charged a write off of approximately $250,000 to bad debt expense. For the year ended December 31, 1995, the Company charged $902,000 to bad debt expense. Bad debt write offs in 1995 were $147,000. For the year ended December 31, 1996, the Company charged $8,310,000 to bad debt expense. Bad debt write offs in 1996 were $1,618,000.

     In December 1996, the Company entered into an agreement pursuant to which it sold $17,040,000 of its existing accounts receivable, subject to limited recourse. Under the terms of the agreement, the purchaser assumed all credit loss risk. The proceeds from the sale were less than the face amount of the accounts receivable by an amount which approximates the short term unsecured borrowing cost of the Company's customers. The discount from the face amount was $602,000 and is included in selling and marketing expenses in the accompanying financial statements. The balance of the sold accounts receivable was $16,438,000 as of December 31, 1996.

     The counterparties to the agreements relating to the Company's foreign exchange instruments consist of a number of major high credit quality international financial institutions. The Company, by policy, limits the financial exposure and the amount of agreements entered into with any one financial institution. While the notional amounts of financial instruments are often used to express the volume of these transactions, the potential accounting loss on these transactions if all counterparties failed to perform is limited to the amounts, if any, by which the counterparties' obligations under the contracts exceed the obligations of the Company to the counterparties.

12  TRANSACTIONS WITH AFFILIATES

     During 1996, the Company entered into license distribution agreements with BBS Holdings B.V. (BBS), a partially owned subsidiary of the Company's principal shareholder. The distribution agreements allow BBS to sell the Company's software to small and medium sized enterprises around the world. During the year ended December 31, 1996, the Company recognized revenues of approximately $14,532,000 from BBS.

                               BAAN COMPANY N.V.

                               DECEMBER 31, 1996

13  ACQUISITIONS AND DISPOSITIONS

     In May 1995, the Company purchased the remaining 40% minority interest in Baan Deutschland GmbH, a German company, for approximately $12,100,000 consisting of approximately $7,600,000 of cash and 600,000 common shares of the Company's stock valued at $4,500,000. In October 1995, the Company acquired certain assets and liabilities of Techno Infinitus Ltd. (Techno), a Japanese company, for approximately $2,400,000 in cash. In March 1996, the Company purchased 100% of the outstanding stock of Baan Iberica, a Spanish company, for approximately $4,700,000 in cash. Baan Deutschland GmbH, Techno (renamed Baan Japan Ltd.) and Baan Iberica are distributors of the Company's products in Germany, Japan and Spain, respectively.

     All of the above acquisitions were accounted for under the purchase method and the assets and liabilities were recorded at their fair values on the acquisition dates. Results of operations include these distributors from the dates of acquisition.

     After allocating a portion of the purchase price for these acquisitions to tangible assets and liabilities, $8,276,000 was allocated to customer lists, $2,126,000 to assembled workforce, and $344,000 to developed software and $10,348,000 to goodwill of which $3,625,000 was the result of the tax effect of the identified intangible assets.

     The following unaudited pro forma financial information assumes the respective acquisitions occurred at the beginning of the periods in which the acquisitions took place and, for comparative purposes, at the beginning of the immediately preceding year. These results have been prepared for informational purposes only and are not necessarily indicative of the operating results that would have occurred had the acquisitions been made as discussed above. In addition, they are not intended to be a projection of future results. The information is in thousands except for net income per share.

                                                       1994         1995         1996
                                                     --------     --------     --------
                                                     (UNAUDITED)  (UNAUDITED)  (UNAUDITED)
        Revenues...................................  $132,192     $227,819     $387,958
        Net income (loss)..........................       404       14,105       36,333
        Net income (loss) per share................  $   0.01     $   0.31     $   0.38

     The results of all the above periods reflect the amortization of software, goodwill and other intangible assets arising from the various acquisitions.

     In May 1995, the Company entered into an agreement (the "Agreement") with the former shareholders of Baan Process Inc. Pursuant to such Agreement, the Company sold all outstanding shares of Baan Process Inc. to the former shareholders of that company, together with certain identified assets and liabilities. The Company retained the rights to all of the intellectual property of Baan Process Inc., the majority of its employees and all of its physical facilities, operating leases, fixed assets and related capital leases. The proceeds received by the former shareholders of Baan Process Inc. from sales of shares in the Company's initial public offering were used to settle the former shareholders' obligations under the Agreement. The settlement of the terms of the Agreement resulted in a net gain of approximately $675,000.

     In May 1996, the shareholders of Berclain Group Inc. (Berclain) agreed to exchange their shares in Berclain for 544,000 shares of the Company's common shares. Berclain is a Canadian software company and a provider of manufacturing synchronization and scheduling solutions. The business combination was effective May 31, 1996 and was accounted for as a pooling of interests. In November 1996, the shareholders of Antalys, Inc. (Antalys) agreed to exchange their shares in Antalys for 915,000 shares of the Company's common shares. Antalys is an American software company and a provider of configuration management software that automates the configuration and pricing for products and services. The business combination was effective

                               BAAN COMPANY N.V.

                               DECEMBER 31, 1996

November 30, 1996 and was accounted for as a pooling of interests. Because Berclain's and Antalys' financial statements were not material to the consolidated financial statements of the Company, the Company did not restate any of its consolidated financial statements prior to the combinations. Consolidation of Berclain and Antalys reduced the Company's retained earnings by approximately $548,000.

14  COMMITMENTS AND CONTINGENCIES

  Leases

     The Company has operating leases for its corporate offices, domestic distribution center, foreign subsidiary offices, domestic field sales offices, certain data-processing equipment, telephone equipment, and other office equipment. Rental expense for operating leases for the years ended December 31, 1994, 1995 and 1996 was approximately $3,527,000, $4,118,000 and $7,659,000, respectively.

     Minimum annual rental commitments under noncancelable operating leases for periods subsequent to December 31, 1996, including amounts due to affiliates (based upon the exchange rates at December 31, 1996), are as follows (in thousands):

                1997...............................................  $10,147
                1998...............................................    8,681
                1999...............................................    5,685
                2000...............................................    4,287
                2001...............................................    3,434
                Thereafter.........................................      783
                                                                     -------
                Total minimum rental commitments...................  $33,017
                                                                     =======

  Litigation

     The Company is involved in legal actions arising in the ordinary course of business. While the outcome of such matters are currently not determinable, it is management's opinion that these matters will not have a material adverse effect on the Company's consolidated financial condition or results of its operations.

                               BAAN COMPANY N.V.

                               DECEMBER 31, 1996

15  INDUSTRY SEGMENT, GEOGRAPHIC AND OTHER INFORMATION

     The Company designs, manufactures, and markets applications software for business processes and operates in a single industry segment.

                                                          YEAR ENDED DECEMBER 31,
                                                     ----------------------------------
                                                       1994         1995         1996
                                                     --------     --------     --------
        NET REVENUES FROM UNAFFILIATED CUSTOMERS:
          The Netherlands..........................  $ 50,243     $ 71,352     $ 82,622
          Germany..................................    25,822       39,975       54,073
          Other European operations, including
             South Africa in 1995..................     2,564       19,011       50,803
          U.S. and Canadian operations.............    37,747       62,714      147,333
          Other international operations...........     6,548       23,158       53,127
                                                     --------     --------     --------
        Total net revenues.........................  $122,924     $216,210     $387,958
                                                     ========     ========     ========
        TRANSFERS BETWEEN GEOGRAPHIC REGIONS
          (ELIMINATED ON CONSOLIDATION):
          The Netherlands..........................  $ 11,884     $ 39,245     $ 70,469
          Germany..................................       191        1,006          686
          Other European operations,including South
             Africa in 1995........................       502          529        1,513
          U.S. and Canadian operations.............       864        2,335        4,317
          Other international operations...........       760        2,086          999
                                                     --------     --------     --------
        Total......................................  $ 14,201     $ 45,201     $ 77,984
                                                     ========     ========     ========
        INCOME (LOSS) FROM OPERATIONS:
          The Netherlands..........................  $ (2,901)    $ (9,990)    $ (6,407)
          Germany..................................     5,327       11,345       22,359
          Other European operations, including
             South Africa in 1995..................    (1,910)       4,451        9,900
          U.S. and Canadian operations.............     8,573       18,058       44,678
          Other international operations...........      (833)       4,575        4,137
          General corporate expenses...............    (2,920)      (4,958)     (15,167)
                                                     --------     --------     --------
        Income (loss) from operations..............  $  5,336     $ 23,481     $ 59,500
                                                     ========     ========     ========
        IDENTIFIABLE ASSETS:
          The Netherlands..........................  $ 34,045     $ 75,751     $240,768
          Germany..................................    15,295       41,335       44,943
          Other European operations, including
             South Africa in 1995..................     3,793       16,968       48,858
          U.S. and Canadian operations.............    20,061       35,217       66,373
          Other international operations...........     4,393       17,350       39,750
                                                     --------     --------     --------
          Total identifiable assets................  $ 77,587     $186,621     $440,692
                                                     ========     ========     ========

     Amounts charged between geographic regions are based on terms similar to those offered to third parties.

     Revenues from Boeing Company amounted to $15,902,000 in 1994. No other customer accounted for 10% or more of consolidated net revenues in 1994. In 1995 and 1996, the Company had no customer which accounted for 10% or more of consolidated net revenues.

                               BAAN COMPANY N.V.

                               DECEMBER 31, 1996

     Sales from The Netherlands to unaffiliated customers in foreign countries were less than 10% of total revenues from sales to unaffiliated customers in 1994, 1995 and 1996.

     Wages and salary information is as follows (in thousands):

                                                           YEAR ENDED DECEMBER 31,
                                                       --------------------------------
                                                        1994        1995         1996
                                                       -------     -------     --------
        Wages and salaries...........................  $40,589     $65,051     $105,521
        Social security costs........................    5,885       9,091       13,546
        Pension costs................................      417         930        1,850
                                                       -------     -------     --------
        Total........................................  $46,891     $75,072     $120,917
                                                       =======     =======     ========

     The average number of personnel employed during the year was:

                                                                YEAR ENDED DECEMBER 31,
                                                                -----------------------
                                                                1994    1995      1996
                                                                ---     -----     -----
        Research and development..............................  154       263       476
        Sales and marketing...................................  190       302       472
        Billable services.....................................  392       504       790
        Finance and general administration....................  134       165       220
                                                                ---     -----     -----
        Total.................................................  870     1,234     1,958
                                                                ===     =====     =====

     Remuneration of the Managing Directors was, $376,000, $821,000 and $617,000 in 1994, 1995 and 1996 respectively.

     In 1996 the remuneration of the Board of Supervisory Directors amounted to $76,000 (1995: $57,000).

16  QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

     The following is a summary of the unaudited quarterly results of operations for 1996 and 1995 (in thousands, except per share data):

                                                               QUARTER ENDED
                                             --------------------------------------------------
                                             MARCH 31    JUNE 30    SEPTEMBER 30    DECEMBER 31
                                             ---------   --------   -------------   -----------
        1995
        Net revenues.......................   $38,869    $ 47,343      $54,448        $75,550
        Gross margin.......................    21,769      27,805       32,377         45,591
        Income from continuing
          operations.......................     3,665       5,422        5,062         11,020
        Net income.........................     2,099       3,273        3,062          6,845
        Net income per share...............   $  0.03    $   0.04      $  0.03        $  0.07

                                                               QUARTER ENDED
                                             --------------------------------------------------
                                             MARCH 31    JUNE 30    SEPTEMBER 30    DECEMBER 31
                                             ---------   --------   -------------   -----------
        1996
        Net revenues.......................   $77,926    $ 88,482      $97,681        $123,869
        Gross margin.......................    43,370      52,114       61,050         84,198
        Income from continuing
          operations.......................     7,099      11,251       15,235         25,978
        Net income.........................     4,331       6,863        9,293         15,846
        Net income per share...............   $  0.05    $   0.07      $  0.10        $  0.17

                               BAAN COMPANY N.V.

                                 BALANCE SHEETS
                                  IN THOUSANDS
                  (AFTER PROPOSED APPROPRIATION OF NET INCOME)

                                     ASSETS

                                                                     DECEMBER 31,     DECEMBER 31,
                                                                         1995             1996
                                                                     ------------     ------------
FIXED ASSETS
Intangible fixed assets............................................    $ 24,400         $ 22,528
Tangible fixed assets..............................................          --              423
Financial fixed assets.............................................      89,570          187,428
                                                                        -------          -------
TOTAL FIXED ASSETS.................................................     113,970          210,379
CURRENT ASSETS
Other current assets...............................................       2,159            5,774
Marketable secureties..............................................      23,562           24,200
Cash and cash equivalents..........................................      25,872          150,003
                                                                        -------          -------
TOTAL CURRENT ASSETS...............................................      51,593          179,977
                                                                        -------          -------
TOTAL ASSETS.......................................................    $165,563         $390,356
                                                                        =======          =======

                               LIABILITIES AND SHAREHOLDERS' EQUITY
SHAREHOLDERS' EQUITY
Share capital......................................................    $    538         $    516
Additional paid-in capital.........................................      87,487           97,562
Accumulated translation adjustment.................................       3,222             (729)
Retained earnings..................................................      22,873           58,658
                                                                        -------          -------
                                                                        114,120          156,007
PROVISIONS
Deferred income taxes..............................................       4,209               --
Other..............................................................          --               --
                                                                        -------          -------
                                                                          4,209               --
LONG TERM DEBT
Convertible subordinated notes.....................................          --          175,000
Credit institutions................................................       1,714            1,204
Other..............................................................         183              183
                                                                        -------          -------
                                                                          1,897          176,387
CURRENT LIABILITIES (DUE WITHIN ONE YEAR)
Credit institutions................................................          --              373
Payable to subsidiaries............................................      42,362           35,454
Income taxes payable...............................................       1,395           17,464
Deferred revenu....................................................          --               --
Other current liabilities..........................................       1,580            4,671
                                                                        -------          -------
TOTAL CURRENT LIABILITIES..........................................      45,337           57,962
                                                                        -------          -------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY.........................    $165,563         $390,356
                                                                        =======          =======

                               BAAN COMPANY N.V.

                            STATEMENTS OF OPERATIONS
                                  IN THOUSANDS

                                                                    YEAR ENDED DECEMBER 31,
                                                                -------------------------------
                                                                 1994        1995        1996
                                                                -------     -------     -------
Net income from subsidiaries and participating interests......  $ 5,055     $16,667     $35,526
Other income after taxes......................................   (3,857)     (1,388)        807
                                                                -------     -------     -------
NET INCOME (LOSS).............................................  $ 1,198     $15,279     $36,333
                                                                =======     =======     =======

                               BAAN COMPANY N.V.

                         NOTES TO FINANCIAL STATEMENTS
                               DECEMBER 31, 1996

 1  SIGNIFICANT ACCOUNTING POLICIES

     The accounting policies are the same as those described in Notes to the Consolidated Financial Statements. Investments in subsidiary companies and participating interests are stated at the Company's share in their net asset value. All amounts are stated in United States dollars.

 2  INTANGIBLE FIXED ASSETS

     Intangible fixed assets are disclosed in note 3 to the consolidated financial statements. For 1996 the movement in intangible fixed assets can be broken down as follows (in thousands):

            Book value January 1.......................................  $24,400
            Purchases and additions....................................    5,568
            Amortization...............................................   (5,726)
            Foreign exchange difference................................   (1,714)
                                                                         -------
            Book value December 31.....................................  $22,528
                                                                         =======
            Total accumulated amortization.............................  $12,601
                                                                         =======

 3  TANGIBLE FIXED ASSETS

     The tangible fixed assets consist of computer equipment and software development costs. The movement in tangible fixed assets are as follows (in thousands):

     The ending balances and the movement in tangible fixed assets can be broken down as follows (in thousands):

                                                          OTHER        SOFTWARE
                                                        OPERATING     DEVELOPMENT
                                                         ASSETS          COSTS        TOTAL
                                                        ---------     -----------     -----
        Book value December 31, 1995..................    $  --          $  --        $  --
        Purchases and investments.....................      463             95          558
        Disposals.....................................       --             --           --
        Depreciation..................................     (103)           (27)        (130)
        Foreign exchange difference...................       (5)            --           (5)
                                                          -----           ----        -----
        Book value December 31, 1996..................    $ 355          $  68        $ 423
                                                          =====           ====        =====
        Total accumulated depreciation................    $ 103          $  27        $ 130
                                                          =====           ====        =====

                               BAAN COMPANY N.V.

                               DECEMBER 31, 1996

 4  FINANCIAL FIXED ASSETS

     Financial fixed assets relate to investments in subsidiary companies and participating interests. The movement can be broken down as follows:

                                                SUBSIDIARY COMPANIES      OTHER INTERESTS
                                               ----------------------   --------------------
                                               INVESTMENTS    LOANS     INVESTMENTS   OTHER     TOTAL
                                               -----------   --------   -----------   ------   --------
Balance at January 1, 1996...................    $18,891     $ 70,414      $ 265      $   --   $ 89,570
Additions/Acquisitions.......................        886      108,185         --       3,500    112,571
Dividends/repayments.........................         --      (46,334)        --          --    (46,334)
Disposals/amortization.......................         --           --       (258)        (23)      (281)
Share of net income..........................     35,526           --         --          --     35,526
Transfer from loans..........................        695         (695)        --          --         --
Other........................................        345           --         --          --        345
Foreign exchange.............................     (1,868)      (2,101)        --          --     (3,969)
                                                 -------     --------      -----      ------   --------
Balance at December 31, 1996.................    $54,475     $129,469      $   7      $3,477   $187,428
                                                 =======     ========      =====      ======   ========

     The other financial fixed assets relate to the long term part of the commission regarding the convertible subordinated notes less amortization.

 5  SHAREHOLDERS' EQUITY

     The movement in shareholders' equity and its components is disclosed in note 7 to the consolidated financial statements.

 6  LONG TERM DEBT

     The long term liabilities relate to the convertible subordinated notes and the guilder denominated loans as disclosed in note 6 to the consolidated financial statements. Amounts due within one year are $373,000; no amounts are due after five years.

     Amounts payable to subsidiaries bear interest of 7% and generally have no specific repayment terms.

 7  CURRENT LIABILITIES

     Borrowing arrangements and related guarantees are disclosed in note 6 to the consolidated financial statements.

 8  EMPLOYEE INFORMATION

     The Company has no employees.

 9  OTHER INFORMATION

     The Company has given guarantees in respect of its Dutch subsidiaries under the provision of section 403, Book 2 of the Netherlands Civil Code.

                               BAAN COMPANY N.V.

                               DECEMBER 31, 1996

10  CONSOLIDATED SUBSIDIARIES AND PARTICIPATING INTERESTS

Consolidated subsidiaries:

  - Baan Nederland B.V., Barneveld, the Netherlands                                    100%
  - Baan Belgie N.V., Antwerp, Belgium                                                 100%
  - Baan International B.V., Barneveld, the Netherlands                                100%
  - Baan Development B.V., Barneveld, the Netherlands                                  100%
  - Baan Software B.V., Barneveld, the Netherlands                                     100%
  - Baan (Schweiz) A.G., Otelfingen, Switzerland                                       100%
  - Baan Austria GmbH, Vienna, Austria                                                 100%
  - Baan Polska Sp.z o.o., Warszawa, Poland                                            100%
  - Baan Italia S.r.1., Milan, Italy                                                   100%
  - Baan Iberica I.S. S.A., Sant Just Desvern, Spain                                   100%
  - Baan South Africa Pty. Ltd., Midrand, South Africa                                 100%
  - Baan UK Ltd., Harlow, United Kingdom                                               100%
  - Baan France S.A., Courbevoie, France                                               100%
  - Baan Nordic AB, Stockholm, Sweden                                                  100%
  - Baan Deutschland GmbH, Hannover, Germany                                           100%
  - Baan Canada Inc., Toronto, Canada                                                  100%
  - Berclain Group Inc., Sainte-Foy, Quebec, Canada with participating interest in:
     - Berclain Canada Inc.                                                            100%
     - Berclain U.S.A. Inc.                                                            100%
     - Berclain (Deutschland) GmbH                                                     100%
  - Baan U.S.A. Inc., New Castle, Delaware, USA                                        100%
  - Antalys Inc., Golden, USA                                                          100%
  - Baan Latin America Inc., Delaware, USA                                             100%
  - Baan Mexico S.A. de C.V., Mexico City, Mexico                                      100%
  - Baan Mexico Servicios S.A. de C.V., Mexico City, Mexico                            100%
  - Baan Argentina Ltda., Buenos Aires, Argentina                                      100%
  - Baan Venezuela S.A., Caracas, Venezuela                                            100%
  - Baan Colombia Ltda., Bogota, Colombia                                              100%
  - Baan Brasil Sistemas de Informatica Ltda., Sao Paolo, Brazil                       100%
  - Baan Chile Sistemas de Informatica Ltda., Santiago, Chile                          100%
  - Baan Peru S.A., Lima, Peru                                                         100%
  - Baan Infosystems India Private Ltd., Bombay, India                                 100%
  - Baan Software India Private Ltd., New Delhi, India                                 100%
  - Baan China Ltd., Hong Kong, Hong Kong                                              100%
  - Baan Japan Co. Ltd., Tokyo, Japan                                                  100%
  - Baan (Malaysia) Sdn. Bhd., Selangor, Malaysia with participating interest in:       51%
     - Baan Singapore Pte. Ltd., Singapore, Singapore                                   51%
  - Baan Asia Pacific Pte. Ltd., Singapore, Singapore                                  100%
  - Baan Australia Pty Limited, Sydney, Australia                                      100%

                               BAAN COMPANY N.V.

                               DECEMBER 31, 1996

  Participating interest:
     - Tech@Spree Software Technology GmbH, Berlin, Germany                             19%
     - TAS Tele Anwender Service GmbH, Karlsruhe, Germany (held by Baan Deutschland
          GmbH, Hannover, Germany)                                                      20%
MANAGING DIRECTORS                               SUPERVISORY DIRECTORS
Jan Baan B.V., Jan Baan                          J.G. Paul Baan
Tom C. Tinsley                                   William O. Grabe
                                                 David C. Hodgson
                                                 Graham J. Sharman
                                                 J.C. Wortmann

                                AUDITOR'S REPORT

- Introduction

     We have audited the accompanying 1996 financial statements of Baan Company N.V., Barneveld. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

- Scope

     We conducted our audits in accordance with auditing standards generally accepted in the Netherlands. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

- Opinion

     In our opinion, the financial statements give a true and fair view of the financial position of the Company as at December 31, 1996 and of the result for the year then ended in accordance with accounting principles generally accepted in the Netherlands and comply with the financial reporting requirements included in Part 9, Book 2 of the Netherlands Civil Code.

Utrecht, The Netherlands
January 24, 1997

Moret Ernst & Young Accountants

                          APPROPRIATION OF NET INCOME

     According to Article 22 of the Company's articles of incorporation, the annual meeting of shareholders determines the appropriation of the Company's net income for the year. The Managing Directors propose that the net income be added to retained earnings. This proposal has been included in the financial statements.

                               CORPORATE PROFILE

The Baan Company is a leading provider of innovative enterprise client/server business software and consulting services that help organizations manage continuous change. Companies around the world use Baan's enterprise business applications and tools to streamline and manage processes - such as sales forecasting, procurement, inventory control, distribution, project management, transportation, and finance - throughout the enterprise and across the supply chain. Baan is focused on optimizing its solutions for a variety of markets, including automotive, electronics, aerospace and defense, process, project and hybrid manufacturers. Founded in 1978, the Baan Company currently has approximately 2,400 employees, 2,200 customers, and 3,500 installations worldwide. The Company operates from dual headquarters, in Putten, The Netherlands, and Menlo Park, California. Its stock trades on the Nasdaq National Market System under the symbol BAANF and on the Official Market of the Amsterdam Stock Exchange under the symbol BAAN.

In thousands, except per share amounts and
number of employees at year-end                           1994            1995            1996
                                                                                        --------
Total net revenues                                      $122,924        $216,210        $387,958
Research and development expenses                          7,987          18,718          42,136
Net income                                                 1,198          15,279          36,333
Net income per share                                        0.02            0.17            0.38
Total assets                                              77,587         186,621         440,692
Working capital                                            5,286          71,740         260,507
Shareholders' equity                                      27,811         114,120         156,007
                                                                                        ========
Number of employees at year-end                              943           1,525           2,389
                                                                                        --------


                              FINANCIAL HIGHLIGHTS

      [GRAPHS]                                                          [GRAPHS]





      [GRAPHS]                                                          [GRAPHS]

                     [PICTURES OF THREE EXECUTIVE OFFICERS]

PICTURE CAPTIONS:

Jan Baan
Chairman and Chief Executive Officer

Paul Baan
Chairman of the Board of Supervisory Directors

Tom Tinsley
President and Chief Operating Officer


                        FROM THE OFFICE OF THE CHAIRMAN

The Baan Company had an amazing year in 1996. It wasn't just about making money, which we did very nicely, or about growing faster than our industry, which we also did. The year was really about Baan's emergence as a recognized leader in the global enterprise resource planning (ERP) marketplace and being praised by industry watchers as the most visionary of the handful of leadership companies that did remain in our market space. Despite the success and accolades, strong competitors keep us humble, and customers who put their trust in us keep us motivated to work even harder on their behalf.

Our customers are a lot like us. Their ability to adapt to change and capitalize on market opportunities is critical to their success. Put simply, we are a dynamic enterprise focusing on helping other dynamic enterprises become increasingly profitable. We think our ability to help customers do this better than anyone else is the primary reason why we had such an outstanding year.

RECORD FINANCIAL PERFORMANCE

The increasingly broad market acceptance of Baan's family of integrated enterprise software fueled record financial results in fiscal 1996. Net revenues increased 79% to a record $388.0 million from fiscal 1995 net revenues of $216.2 million. Net income for 1996 more than doubled to $36.3 million from $15.3 million a year ago. Earnings per share were $0.38 for 1996 compared to $0.17 in 1995.

In addition to these excellent results, shareholders approved a two-for-one stock split in 1996, broadening the Company's shareholder base and improving the liquidity of the shares on the market. We also completed a successful public offering of 8,716,364 common shares at a price of $27.50 per share. All of these shares were offered by existing Baan shareholders. And at year-end, we issued a $175 million convertible subordinated notes offering, providing additional working capital for further expansion and growth.

WHAT MAKES US DIFFERENT

We have been told by our customers that we are a company that is easy to work with. Our commitment to integrity means that we stand by our commitments to customers. It is not about being perfect; it is about making things right. Our customers know we will not rest until they are successful. We provide unique options for working together. For example, Baan Solution Centers - typically a joint venture with our customers and partners - provide a rich source of industry-specific expertise and technical assistance.

We believe our products are also easier to work with. Our approach is to provide customers with a flexible framework that allows them to manage continuous change more effectively. From our inception almost 20 years ago, we have based our solutions on an open, client/server architecture. This has proven to be a wise choice because today our offerings remain among the most scalable and flexible. British Aerospace, Western Star Trucks, Echlin, Inc., Litton Systems, Inc., Sensormatic Electronics Corporation, and many other companies of all sizes joined Baan's growing list of customers who are realizing the value of our client/server computing vision.

Our efforts have been focused on developing solutions and services optimized for vertical markets and their supply chains. This allows us to have a depth of knowledge about our customers' businesses and to seek out appropriate partners to maximize success. Our focus industries are aerospace and defense, automotive, electronics, process, and heavy equipment/projects. We have tailored our enterprise software for applications in these specific markets and developed Enterprise Reference Models based on best-in-class industry practices.

Most of our efforts in 1996 revolved around improving our ability to serve customers' ever-changing needs and making complex enterprise technology much easier to implement and use. In this regard, we are proud of our most significant accomplishments, including:

DYNAMIC ERP

We delivered our next-generation BAAN IV family of enterprise software. Based on Baan's unique Dynamic Enterprise Modeling (DEM) framework, BAAN IV extends the traditional ERP model beyond the organization with functionality to support supply-and-demand chain requirements. This enables our customers to adapt their business applications in real time to their changing enterprise structures, business practices, and operational procedures. BAAN IV is also our first step toward offering large-scale internet-ready applications.

ENTERPRISE APPLICATIONS FOR MICROSOFT

In 1996, BAAN IV BackOffice was the first product in our industry to receive the Microsoft BackOffice logo certification. It has now been successfully installed by several customers. The BAAN IV BackOffice product enables customers who run their enterprise on the Microsoft platform to have, for the first time, a fully scalable solution optimized for their entire supply chain.

ACQUISITIONS TO EXTEND ERP

Our acquisition strategy also allowed us to take a leadership position in extending the definition of ERP. This year, our acquisition of the Berclain Group Inc., a global leader in manufacturing synchronization and scheduling software, made Baan the first top-tier enterprise business applications vendor to offer customers both the transaction and the decision support sides of manufacturing software. And with our acquisition of Antalys Inc., a leading provider of order management and product configuration software, we became the first enterprise software vendor to let customers fully integrate their customers' individual requirements across the entire supply chain.

BUILDING A WORLD-CLASS ORGANIZATION

To sustain our success over the long term, it is imperative that we continue to build a world-class global infrastructure that supports our financial and market growth. We also believe it's important to continue to make it easier and easier for customers to embrace and implement our solutions.

    To this end, we strengthened our support capabilities by creating three distinct service organizations - Baan Education, Baan Support, and Baan Consulting - to better focus on and serve customers' individual requirements. We also made significant investments in research and development, reflecting our commitment to innovation and our dedication to providing leading-edge, easy-to-use, and easy-to-implement solutions. We grew our R&D investment 125% year-to-year, doubling the size of our R&D facility in India and expanding our R&D facilities in The Netherlands and California.

LOOKING FORWARD

Going forward, we will continue on our mission to provide the most innovative solutions to help our customers manage their ever-changing enterprises while realizing the highest possible return on their information technology (IT) investment.

    We will continue to expand the definition of ERP, make it easy for customers to do business with us, simplify implementation, and drive down the cost of ownership by making solutions less complex. We will also continue to align ourselves with best-of-breed partners through strategic alliances, acquisitions, and other means to provide complete solutions that meet our customers' needs.
As always, we will build on our successful track record as a partner who commits to on-time delivery and to sharing risks with our customers.

    We are grateful for the contribution and tremendous energy of our many constituents - customers, shareholders, partners, and employees - and we are intent on creating even more value for all of them in the future.


/s/ JAN BAAN
------------
Jan Baan
Founder, Chairman, and Chief Executive Officer

                                 BAAN'S UNIQUE

                          DYNAMIC ENTERPRISE MODELING

                                     (DEM)

                  APPROACH ENABLES OUR ENTERPRISE APPLICATIONS

                  TO TRANSPARENTLY OVERLAY EACH CUSTOMER'S OWN

                                BUSINESS MODEL.


                              THIS HELPS CUSTOMERS

                 QUICKLY ADAPT TO - AND LEVERAGE - CONTINUALLY

                 CHANGING BUSINESS CONDITIONS FOR FASTER TIMES

                        TO MARKET AND INCREASED SUCCESS.

                             DISCIPLINED CREATIVITY

                 Staying ahead of competitors requires creative thinking backed by cutting-edge capabilities. We believe in going a step beyond business as usual at Baan.  We believe in creating an environment in which achievements that others may consider extraordinary are simply an ordinary part of our everyday business lives. By innovating in our industry we help our customers innovate in theirs.

                               ONGOING INNOVATION

Almost two decades ago, when Baan started, we saw the potential in providing an open software system rather than the proprietary systems that were then the norm. This foresight has paid off, making Baan a leader in today's burgeoning open systems ERP marketplace. And our continually strong investments in R&D enable Baan to keep reinventing our software, keeping it - and our customers - on the cutting-edge. This year we continued to add to our long list of "firsts" that help make Baan customers second to none. These included being the first ERP vendor to receive "Designed for Microsoft BackOffice" logo certification.

                            OUR UNIQUE TEAM APPROACH

Providing an environment of "disciplined creativity," Baan has been able to attract and maintain a workforce with unparalleled capabilities. Our core values encourage individual development and responsibility while simultaneously fostering teamwork and collaboration. We believe in building strong, long-term relationships among our own employees as well as with customers and industry partners. The result is cohesive, energetic teams of talented people all working toward shared goals of success.

                              EMPOWERING CUSTOMERS

Going beyond traditional support, Baan works closely with customers to fully understand and meet their continually changing requirements. Our goal is to transfer our technical knowledge and skills to our customers, enabling them to become increasingly self-reliant. This helps them increase productivity and achieve their operational goals more efficiently.

Innovation is a way of life at Baan. Teams of independent thinkers, products that adapt to myriad situations, support that enables customer self-reliance, and other unique approaches make the ordinary extraordinary.


INNOVATION  [PICTURE]

                BRITISH AEROSPACE
                Wanting to lead their industry and do things that have never been done before, British Aerospace requires a partner who could rise to that challenge. They chose Baan as their ERP vendor. Now
                Baan is helping British Aerospace make the "impossible"
[JET PICTURE]   possible, replacing more than 200 separate computer systems with the Baan system, with more than 3,000 concurrent users. And with Baan's unique approach that enables "customer self-reliance."
                British Aerospace will find themselves exactly where they want to be when it comes to implementation: in the pilot's seat.

[JET ENGINE PICTURE]

Leadership

                              Rapid Implementation

            How does a company gain an edge in a speed-driven world?
     Be first to market with the products people want. Respond to customers in real time. Make informed decisions in an instant. Reduce cycle times while maintaining quality. Achieve fast returns on IT investments. The rapid implementation capability built into Baan's ERP solution makes all this possible for Baan customers.


                        CHANGE GOES FASTER WITH ORGWARE
At the heart of the Baan family of integrated enterprise software is BAAN Orgware, a revolutionary suite of tools and methodologies that reduces the time and cost of application implementation and continuous improvement. Because of Orgware's unique capabilities and tight integration with Baan applications, typical Baan implementations can be accomplished in 3-12 months-significantly faster than the 2+ years of traditional solutions. This rapid implementation ability is a key differentiator for Baan that also helps our customers out-distance their competitors.


                            DEM MAKES THE DIFFERENCE
BAAN IV software is based on a new paradigm that Baan pioneered called Dynamic Enterprise Modeling (DEM). Using "best practice" industry templates, the DEM framework enables our enterprise applications to map directly onto each company's own business model, organizational structures, and operational processes. Such close alignment makes it easy for Baan customers to swiftly reconfigure their applications in order to adapt to -- and take advantage of -- continually changing business requirements, fluctuating market conditions, and advancing technologies.


                           STAYING ON THE FAST TRACK
Everything we do at Baan is focused on helping our customers improve their return on investments, and reap the rewards that come with the ability to move quickly. That's the motivation behind the dynamic modeling framework of DEM, the rapid implementation capabilities of Orgware, the unparalleled flexibility of Baan software, and the extraordinary responsiveness of the entire Baan team. We are intent on keeping our customers, and ourselves, on the fast tract -- today, tomorrow, always.

SPEED

Our customers are on the fast track in their dynamic environments, which makes speed critical to their success. Baan helps make speed a reality with rapid implementation.

[PICTURE]

[CAPTION ILLEGIBLE]

CARRIER

The world's largest maker of air conditioning, heating, refrigeration, and ventilation equipment. Carrier Corporation operates in 145 countries. Carrier needed to integrate its operations within and across its strategic business units. It also needed the flexibility to address global, regional, and local customer needs. With Baan's solution serving as the backbone information system for its internal value chain, Carrier can respond faster and more effectively to constantly changing market needs. As global competition continues to heat up, Baan's solution is helping Carrier maintain its cool and its industry-leading position.


[picture]

RESPONSE

                                COMPETITIVE EDGE

Businesses must differentiate themselves from their competitors to survive in today's global economy. To stay ahead, they must deliver the products and services that people really want, while decreasing their own cycle and response times. Baan solutions help make it possible for companies to anticipate and quickly meet their customers' continually changing requirements.

                       INTEGRATING THE GLOBAL ENTERPRISE

Businesses are increasingly operating on a global scale, with multiple manufacturing facilities, distribution sites, supply chain vendors, and partners located around the world. Designed to manage - and optimize - the extended enterprise, Baan's ERP solutions enable the integration of diverse IT topologies and protocols throughout the global organization. Offering unprecedented flexibility, Baan applications support multi-site environments that use varied processes, languages and currencies. Designed for companies of all sizes, Baan software scales easily to support any number of users - from a few to many thousands.

                     OPTIMIZING THE SUPPLY-AND-DEMAND CHAIN

Baan software is specifically designed to help companies maintain close relationships at every level of the supply-and-demand chain - from suppliers and distributors to partners and customers. Baan applications streamline information within the supply-and-demand chain for dynamic interaction, providing highly flexible and scalable systems to support mixed-mode manufacturing processes across dynamic supply-and-demand chain environments. This enables our customers to easily provide customized yet cost-effective solutions for their customers, helping them sustain a competitive edge in their marketplace.

Unmatched flexibility and

scalability built into Baan

software lets customers

optimize their supply-and-

demand chains.


FLEXIBILITY             [PHOTO]

                  [caption illegible]

[PHOTO]         SNAP-ON

                With approximately 4,000 franchisees and 20,000 items in their product portfolio, Snap-on needed a truly integrated enterprise system for effective supply-chain management. To ensure they could deliver the right product to the right customer at the right time, Snap-on needed reliable, up-to-the-minute information from an integrated, single source. The Baan solution was a perfect fit -- especially because it wasn't a "one-size-fits-all" solution. Snap-on appreciated the fact that they could customize Baan's enterprise applications around their existing enterprise. And as a leading tool and equipment supplier, they liked the fact that Baan has all the ERP tools they need to sustain their competitive edge.

[WRENCH ILLUSTRATION]


CUSTOMIZE

                              SIMPLIFY COMPLEXITY



                      Making diverse systems work together
        is a never-ending goal as technology continues to advance. Baan leads the industry in providing customers with ERP solutions that work seamlessly across multiple technology platforms.


                            THE OPEN SYSTEMS LEADER

Baan took an open systems approach to designing software from our inception almost two decades ago. This decision has given us a strong market lead as more and more organizations move away from proprietary systems to an open, client/server information technology model.


                                ENABLING CHOICE

The Baan software family gives customers the freedom to choose the best technology solutions for their needs because it is based on an open systems, client/server architecture. Our ERP solutions work with the widest range of software and hardware platforms in centralized and decentralized organizations -- from Unix to Windows NT to the Internet, and from relational databases to graphical workstations to simple ASCII devices.


                            PARTNERING WITH THE BEST

Having the right partners is essential for success in today's complex business world. Baan teams with a select group of industry leaders to provide customers with complete solutions that work to their advantage. This year, for example, Baan was the first ERP vendor to receive Microsoft's "Designed for Microsoft BackOffice" logo certification. We also strengthened alliances with other technology titans such as Compaq, Digital Equipment Corporation, Hewlett-Packard, IBM, Informix, Intel, Oracle, Sequent, and Sun. And we welcomed leaders such as Compuware, Ernst & Young, and Perot Systems to our team of consulting partners, which includes Cap Gemini, EDS, IBM ISSC, KPMG Peat Marwick, and Origin International. Baan customers gain the best of all worlds because we leverage the additional industry-specific expertise and services of our partners.

Our early and ongoing
commitment to deliver open,
client/server systems gives
Baan customers a distinct
advantage, enabling them to
leverage multiple technology
platforms - from Unix to
Windows NT to the Internet.



Choice

                      [picture]
                  [caption illegible]

Advanced Micro Devices
Semiconductor manufacturing leader AMD prides itself on its ability to respond to customers' ever-changing requirements and need to drive down cycle times. As a world class operation, AMD needed a world class solution to become even more efficient. With shop-floor control and capacity-planning systems already in place, AMD chose Baan to run their Total Order Management (TOM) process, which drives their business. Baan's open product architecture integrates easily with AMD's current systems, enabling AMD to leverage their existing investments and quickly bring order to order management.

Open

                           [PICTURE OF COMPUTER CHIP]

Staying Ahead

In business, change is the order of the day - every single day. Baan's focus on enabling continuous change helps companies adapt adroitly to fluctuating global markets. From our flexible enterprise applications to our customized customer support, Baan is committed to helping our customers stay a step ahead.

A CUSTOMER-CENTRIC APPROACH

Baan's intense commitment to customer success has characterized our company throughout our history. We believe in sharing risks and rewards with our customers, pushing them to push the limits, making our successes theirs.

PRODUCTS TO GROW WITH

Baan's unique product development strategy reflects our strong customer focus. Software renewal for ongoing innovation and change differentiates us in our market. BAAN IV software is the latest example of how we continually reinvent and improve our products to meet the changing needs of customers around the world. With organizational processes at the heart of the system, BAAN IV enables companies to successfully address today's four key business considerations: customer responsiveness, supply chain management, continuous improvement, and global information management. BAAN Orgware, which is tightly integrated with BAAN IV, enables rapid system implementation, improving customers' time-to-market. And our Dynamic Enterprise Modeling approach keeps customers' systems consistent with their changing business structures and practices, helping to improve their return on investments.

SUCCESS INTO THE FUTURE

Baan is uniquely positioned to provide enterprise solutions that let companies continually adapt to change because of our ability to offer innovative solutions that focus on speed, maximum flexibility, and customer-driven choice. We back this with a wide array of worldwide support capabilities, offered by Baan and a select group of strategic partners - from industry-specific consultants to hardware and software vendors - to help customers sustain their edge over the long term. In all these ways and more, Baan strives to contribute to the continuing success of our customers around the world, today and far into the future.

Change

Our focus on helping companies adapt to change faster and more effectively has enabled Baan customers to achieve a rapid return on their investment, speeding both their time to market and time to profitability.

[PHOTO]         NORTEL

                Nortel (Northern Telecom), a global leader in the telecommunications industry, called Baan when it needed an effective ERP solution for its worldwide operations. For a network linking 68,000 employees across five continents and 16 time zones, Nortel is using Baan as its "ERP backbone." And as the company streamlines its processes to be focused on supply chain management, Nortel's Baan solution helps it compete more effectively in a fast-moving, ever-changing industry. It will also enable Nortel global operations to have a smooth transition through the year 2000.

[PHOTO]


SUCCESS

               1996 Condensed Consolidated Financial Information

                             THE BAAN COMPANY N.V.

                CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS*

In thousands, except per share amounts
Year ended December 31                                              1996            1995            1994
Net revenues:
  License revenue                                               $224,237        $112,966        $ 60,348
  Maintenance and service revenue                                152,426          79,887          46,206
  Hardware and other revenue                                      11,295          23,357          16,370
                                                                --------        --------        --------
    Total net revenues                                           387,958         216,210         122,924
Costs and expenses:
  Cost of license revenue                                         13,074           5,699           3,032
  Cost of maintenance and service revenue                        125,257          64,255          35,116
  Cost of hardware and other revenue                               8,895          18,714          13,229
  Sales and marketing                                             99,932          57,052          41,770
  Research and development                                        42,136          18,718           7,987
  General and administrative                                      33,039          23,590          10,110
  Amortization of intangible assets                                6,125           4,701           2,172
  Non-recurring operating expenses                                    --              --           4,172
                                                                --------        --------        --------
    Total costs and expenses                                     328,458         192,729         117,588
                                                                --------        --------        --------
Income from operations                                            59,500          23,481           5,336
Interest income                                                    1,137           1,391              --
Interest expense                                                  (1,074)           (775)         (1,109)
Other income, net                                                     --           1,071             118
                                                                --------        --------        --------
Income before income taxes and minority interest                  59,563          25,168           4,345
Provision for income taxes                                        23,230           9,817           2,171
Minority interest in earnings of consolidated subsidiaries            --             (72)           (976)
                                                                --------        --------        --------
Net income                                                      $ 36,333        $ 15,279        $  1,198
                                                                ========        ========        ========

Net income per share                                            $   0.38        $   0.17        $   0.02
                                                                ========        ========        ========

Shares used in computing per share amounts                        94,707          89,044          79,388
                                                                ========        ========        ========

*Condensed Financial Information

 The 1996 Year in Review contains condensed consolidated balance sheets and condensed consolidated statements of operations. Complete consolidated financial statements, including notes to the consolidated financial statements, as well as management's discussion and analysis of financial condition and results of operations are presented in the Company's 1996 Annual Report on Form 20-F.

                     CONDENSED CONSOLIDATED BALANCE SHEETS


In thousands, except share amounts
December 31                                                              1996            1995
ASSETS
Current Assets:
    Cash and cash equivalents(1)                                       $198,031        $ 12,165
    Marketable securities                                                 3,867          23,562
    Accounts receivable, net of allowance for doubtful accounts of
        $8,187 in 1996 and $2,629 in 1995                               150,337          87,226
    Other current assets                                                 11,814           8,114
                                                                        -------         -------
        Total current assets                                            364,049         131,067
Property and equipment, at cost                                          49,535          35,388
Less accumulated depreciation and amortization                          (20,252)        (13,990)
                                                                        -------         -------
Net property and equipment                                               29,283          21,398
Software development costs net of accumulated amortization
    of $8,159 in 1996 and $4,698 in 1995                                 16,147           6,983
Intangible assets, net of accumulated amortization of $13,025
    in 1996 and $7,564 in 1995                                           24,269          26,524
Other non-current assets                                                  6,944             649
                                                                       --------        --------
        Total assets                                                   $440,692        $186,621
                                                                       ========        ========
LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities:
    Short-term borrowings from banks                                   $    870        $  3,779
    Accounts payable                                                     35,446          23,292
    Accrued liabilities                                                  25,013          10,728
    Payroll taxes                                                         6,133           3,422
    Income taxes payable                                                 19,664           5,031
    Other current liabilities                                             4,679           3,684
    Deferred revenue                                                     11,098           8,890
    Current portion of long-term debt                                       639             501
                                                                       --------        --------
        Total current liabilities                                       103,542          59,327
Long-term debt(1)                                                       176,223           1,714
Other long-term liabilities                                               4,848           3,455
Deferred income taxes                                                        72           8,005
Commitments and contingencies
Shareholders' equity:
    Common shares, par value - NLG.01 per share, 350,000,000
    shares authorized; 89,791,297 issued and outstanding in 1996
        (86,246,976 in 1995)                                                523             503
    Additional paid-in capital                                           97,934          88,612
    Deferred compensation                                                  (372)         (1,125)
    Retained earnings                                                    58,658          22,873
    Accumulated translation adjustment                                     (736)          3,257
                                                                       --------        --------
        Total shareholders' equity                                      156,007         114,120
                                                                       --------        --------
                                                                       $440,692        $186,621
                                                                       ========        ========

(1) In Note to Condensed Consolidated Balance Sheets
    December 1996, the Company issued $175 million of 4.5% Convertible Subordinated Notes due in 2001.

MANAGEMENT'S REPORT ON CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

The 1996 Year in Review contains condensed consolidated financial statements derived from the consolidated financial statements that appear in the Company's 1996 Annual Report on Form 20-F. Management is responsible for the preparation, integrity and objectivity of the consolidated financial statements and monitoring the Company's system of internal accounting controls. The consolidated financial statements were audited by Moret Ernst & Young Accountants, independent auditors, whose report on the condensed consolidated financial statements appears here.

[SIG]

Jan Westerhoud
Chief Financial Officer


REPORT OF INDEPENDENT AUDITORS

The Shareholders
The Baan Company N.V.

We have audited, in accordance with generally accepted auditing standards, the consolidated balance sheets of the Baan Company N.V. and subsidiaries as of December 31, 1995 and 1996, and the related consolidated statements of operations, shareholders' equity and cash flows for each of the three years in the period ended December 31, 1996 (not presented herein); and in our report dated January 24, 1997, we expressed an unqualified opinion on those consolidated financial statements.

In our opinion, the information set forth in the accompanying condensed consolidated balance sheets of the Baan Company N.V. as of December 31, 1995 and 1996 and the related condensed consolidated statements of operations for each of the three years in the period ended December 31, 1996 are fairly stated, in all material respects, in relation to the consolidated financial statements from which they have been derived.

[SIG]

Moret Ernst & Young Accountants

Utrecht, The Netherlands
January 24, 1997

Innovation, Integrity, Initiative

For Baan, global leadership means being recognized as the best company in the ERP marketplace. We have achieved our current leadership position by focusing on what we call the "Baan Basics":

Innovation, Integrity, and Initiative.

The Baan Basics are, in fact, the very basis of our company and its culture.

In the past year, we recognized and honored team members who exemplify Baan's core values of innovation, integrity, and initiative. We appreciate and applaud the outstanding contributions of these extraordinary individuals:

KEVIN CALDERWOOD
President, Americas Operations, U.S.

THEODOOR VAN DONGE
Manager, Technology Research,
The Netherlands

HIROSHIGE FUKUOKA
Executive Director, Technology, Japan

ROCKY GUNDERSON
Vice President, Americas Marketing, U.S.

MEL MILLS
Vice President, Quality, Canada

MILO NADIR
Director, Product Development, U.S.

SUBRAMANIAN RAMANATHAN
General Manager, Baan Development, India

MARCEL VERHOEVE
Manager, Application Development,
The Netherlands

                             Corporate Information

Corporate Officers and Directors:               John Jendricks                          Investor Relations Contact, U.S.:
Jan Baan*(1)                                    Chief Information Officer               Darby Dye
Managing Director, Chairman of                                                          Investor Relations Manager
the Board, Chief Executive Officer              Robert R. Lewis                         (1)415-462-4949
                                                Chief Operating Officer
Amal M. Johnson*                                EMEA Operations                         Stock Trading:
Managing Director,                                                                      The Baan Company's common stock is
Executive Vice President,                       Gerrit J. van Munster                   traded on the over-the-counter market
Baan Affiliates & Marketing                     Vice President Human Resources          and is quoted on the Nasdaq National
                                                                                        Market under the symbol BAANF.  Its
Tom C. Tinsley*(2)                              Marvin J. Newell                        stock is also quoted on the Offical Market
Managing Director, President,                   Chief Operating Officer                 of the Amsterdam Stock Exchange
and Chief Operating Officer                     Americas Operations                     under the symbol BAAN.

J.G. Paul Baan*                                 Christine B. Pittman                    Independent auditors:
Supervisory Director                            Vice President Consulting               Morel Ernst & Young Accountants
                                                                                        Utrecht, The Netherlands
William O. Grabe*(1)                            Laurens van der Tang
Supervisory Director,                           Executive Vice President                Legal Counsel:
General Partner,                                Research and Development                De Brauw Blackstone Westbroek,
General Atlantic Partners                                                               Amsterdam, The Netherlands
                                                Otto M. van der Tang
David C. Hodgson*(1)(2)                         Vice President Support                  Wilson, Sonsini, Goodrich & Rosati,
Supervisory Director,                                                                   Palo Alto, CA, USA
General Partner,                                Karl-Heinz Voss
General Atlantic Partners                       President EMEA Operations               SEC Form 20-F and Dutch Statutory Report:
                                                                                        A copy of the Company's SEC From 20-F,
Graham J. Sharman*                              Jan Westerhoud(2)                       as filed with the Securities and Exchange
Supervisory Director,                           Chief Financial Officer                 Commission, and the statutory report,
Director, McKinsey & Co.                                                                as filed with the Dutch Trade Register,
                                                *Member of the Board of Directors       are available on request.
J.C. (Hans) Wortmann*                           (1)Member of Compensation Committee
Supervisory Director,                           (2)Member of Audit Committee            Annual Meeting:
Professor, School of Industrial                                                         The Annual General Meeting of
Engineering & Management,                       Corporate Headquarters:                 Shareholders will  be held at 2 p.m. on
Technical University of Eindhoven               The Baan Company N.V.                   May 20, 1997 at the Company's head-
The Netherlands                                 Vanenburgerallee 13                     quarters in Putten.  All shareholders are
                                                3882 RH Putten                          invited to attend.
Konrad Bank                                     The Netherlands
President Asia Pacific Operations               (31)341-375555                          All brand or product names and logos are
                                                                                        trademarks or registered trademarks of
Kevin E. Calderwood                             The Baan Company N.V.                   their respective holders.
President Americas Operations                   4600 Bohannon Drive
                                                Menlo Park, CA  94025                   This document may not be reproduced, copied
John J. Cordio                                  USA                                     or published, in whole or in part, for any
Vice President Consulting                       (1)415-462-4949                         purpose without the written consent of the
Americas Operations                                                                     Baan Company.
                                                Transfer Agents:                        Printed in the USA 4/97 20K
Douglas L. Frederick                            ABN AMRO Bank N.V.
Executive Vice President                        Amsterdam                               (c)1997 The Baan Company
Customer Initiatives                            The Netherlands                         All rights reserved

Wim H. Heijting                                 Citibank
General Counsel and                             New York, N.Y.
Secretary to the Board                          USA


                                      LOGO

                                                                [CITIBANK LOGO]
TIME SENSITIVE MATERIALS


                                     NOTICE

                                       OF

                      ANNUAL GENERAL SHAREHOLDERS' MEETING

                                       OF

                               BAAN COMPANY N.V.

--------------------------------------------------------------------------------
CUSIP NO.:                              N08044104.
--------------------------------------------------------------------------------
US RECORD DATE:                         APRIL 18, 1997.
--------------------------------------------------------------------------------
MEETING SPECIFICS:                      Annual General Meeting - May 20, 1997 at
                                        2:00 P.M. (local time) at the Company's
                                        Conference Center "De Kamphorst",
                                        Apeldoornsestraat 131, Voorthuizen, The
                                        Netherlands.
--------------------------------------------------------------------------------
NEW YORK REGISTRY SHARES:               Ordinary Shares, Nominal Value 0.01
                                        Netherlands guilder per Share, of Baan
                                        Company N.V., a company organized under
                                        the laws of the Kingdom of The
                                        Netherlands (the "Company").
--------------------------------------------------------------------------------
NEW YORK REGISTRAR AND TRANSFER         Citibank, N.A.
AGENT:
--------------------------------------------------------------------------------

          TO BE COUNTED THE CLOSED PROXY CARD NEEDS TO BE RECEIVED BY THE NEW YORK REGISTRAR AND TRANSFER AGENT PRIOR TO 4:00 P.M.
                     (NEW YORK CITY TIME) ON MAY 13, 1997.

        The Company has announced that an Annual General Meeting of Shareholders (the "Meeting") will be held at the date, time and location identified above. A COPY OF THE NOTICE OF MEETING FROM THE COMPANY WHICH INCLUDES THE AGENDA FOR SUCH MEETING AND EXPLANATORY NOTES PREPARED BY THE COMPANY TOGETHER WITH THE COMPANY'S ANNUAL REPORT PREPARED PURSUANT TO SECTION 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED ON FORM 20-F ALONG WITH STATUTORY ANNUAL ACCOUNTS (PREPARED IN ACCORDANCE WITH NETHERLANDS
LAW) ARE ENCLOSED.

        Holders of New York Registry Shares wishing to be represented by proxy at the Meeting must complete the enclosed proxy form.

        The information contained herein with respect to the Meeting has been provided by the Company. Citibank, N.A. is forwarding this information to you at the request of the Company and disclaims any responsibility with respect to the accuracy or completeness of such information. Citibank, N.A. does not, and should not be deemed to, express any opinion with respect to the proposals to be considered at the Meeting.

                                Citibank, N.A.
                                solely as New York Registrar and Transfer Agent

  THIS PROXY MUST BE SIGNED, COMPLETED AND RECEIVED AT INDICATED ADDRESS PRIOR
   TO 4:00 P.M. (NEW YORK CITY TIME) ON MAY 13, 1997 FOR ACTION TO BE TAKEN.

1997 PROXY                                             NEW YORK REGISTRY SHARES
===============================================================================

                       BAAN COMPANY N.V. (THE "COMPANY")

   US CUSIP No.:              N08044104.
   US Record Date:            April 18, 1997.
   Meeting Specifics:         Annual General Meeting - May 20, 1997 at 2:00 P.M.
                              (local time) at the Company's Conference Center
                              "De Kamphorst", Apeldoomaestraat 131, Voorthuizen,
                              The Netherlands.
   Meeting Agenda:            Please see the Company's Notice of Meeting.
   New York Registry Shares:  Ordinary Shares, Nominal Value 0.01 Netherlands
                              guilder per Share, of the Company.
   New York Registrar and     Citibank, N.A.
   Transfer Agent:


The undersigned holder, as of the US Record Date, of the New York Registry Shares identified on the reverse side hereof (such New York Registry Shares, the "NYRSs"), acknowledges receipt of a copy of the US Shareholder Servicing Agent's Notice of Annual General Shareholders' Meeting of Baan Company N.V. and hereby irrevocably authorizes and directs Jan Baan, Tom C. Tinsley, Amal M. Johnson and Wim H. Heijting, and each of them, with full power of substitution, to attend the Meeting (and any adjournment thereof) as the holder's proxy and to vote the New York Registry Shares at such Meeting in the manner indicated on the reverse side hereof.

--------------------------------------------------------------------------------
Please indicate on the reverse side hereof how the New York Registry Shares are to be voted.

This Proxy must be marked, signed and returned on time in order to be counted.

By signing on the reverse side hereof, the undersigned represents to the US Shareholder Servicing Agent and to the Company that the undersigned is duly authorized to give the Voting Instructions contained herein.


                                 (DETACH HERE)

                                   1997 PROXY
--------------------------------------------------------------------------------

                        ISSUE                                                           FOR             AGAINST
 1. Approval of the Annual Report of Managing Directors for the year                    [ ]               [ ]
    ended December 31, 1996.
 2. Approval of adoption of the Company's Statutory Annual Accounts for the year        [ ]               [ ]
    ended December 31, 1996.
 3. Approval of the addition of the Company's net income for the year ended             [ ]               [ ]
    December 31, 1996 to the retained earnings.                                                  OR
 4. Approval of the amendment of Article 37 of the Company's Articles of                [ ]               [ ]
    Association so as to extend the list of places and municipalities where a shareholder's meeting may be held.
 5. Approval of the (re-)appointment of the Board of Managing Directors and the         [ ]               [ ]
    Board of Supervisory Directors.
 6. Approval of ratification of an amendment to the Company's 1993 Stock Option         [ ]               [ ]
    Plan to increase the number of shares authorized for issuance thereunder.
 7. Approval of renewal of the power of the Board of Managing Directors to issue        [ ]               [ ]
    shares pursuant to Article 8, paragraph 1 of the Articles of Association of the
    Company.
 8. Approval of renewal of the power of the Board of Managing Directors to exclude      [ ]               [ ]
    or limit preemptive rights pursuant to Article 8, paragraph 5 of the Articles of
    Association of the Company.
 9. Approval of renewal of the authorization of the Board of Managing Directors to      [ ]               [ ]
    have the Company acquire shares in its own capital pursuant to Article 10, paragraph 4 of the Articles of Association of the Company.
10. Approval vote on any other business as may properly come before the Meeting         [ ]               [ ]
    or any adjournment thereof.

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If this Proxy is signed and timely returned to the US Shareholder Servicing Agent but has no specific direction as to voting is marked above as to an issue, the undersigned shall be deemed to have directed the proxy holder to give voting instructions "FOR" the unmarked issue.
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Please sign your name to this Proxy exactly as printed below. When signing in a fiduciary or representative capacity, give full title as such. Where more than one owner, each MUST sign. Proxies executed by a corporation should be in full corporate name by a duly authorized officer with full title as such.
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                Please Sign Here exactly as your name(s) appear(s) to the left.


                                         ______________________________________


                                         ______________________________________
           [LABEL]


                                         Date__________________________________
                                         When signing as attorney, executor,
                                         administrator, trustee, guardian or
                                         other representative capacity, please
                                         give full title.


                                 (DETACH HERE)